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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Health Grades, Inc.
(Name of Subject Company)

Health Grades, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:
Peter D. Lyons, Esq.
Christa A. D'Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Health Grades, Inc., a Delaware corporation (the "Company," "Health Grades" or "we"), and the address and telephone number of its principal executive offices are 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, (303) 716-0041.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Statement") relates is the Company's Common Stock, par value $0.001 per share (the "Shares"). As of the close of business on July 27, 2010, there were 30,534,195 Shares outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        Health Grades is the subject company and the person filing this Statement. Health Grades' name, address and business telephone number are set forth in "Item 1. Subject Company Information—Name and Address", which information is incorporated herein by reference.

Tender Offer and Merger

        This Statement relates to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation ("Purchaser"), and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the "Offer Price"). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on August 10, 2010, and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The Offer was commenced by Purchaser on August 10, 2010 and expires at 9:00 AM, New York City time, on September 10, 2010, unless it is extended or terminated in accordance with its terms. The Offer to Purchase and the Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 27, 2010 (as amended on August 9, 2010 and from time to time, the "Merger Agreement"), by and among Parent, Purchaser, Mountain Acquisition Holdings, LLC and Health Grades. A copy of the Merger Agreement is filed as Exhibits (e)(1) and (e)(2) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the "Merger") under the Delaware General Corporation Law (the "DGCL") in which any remaining Shares of Health Grades not validly tendered pursuant to the Offer (other than treasury Shares, Shares held by Parent, Purchaser or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding of taxes. Upon consummation of the proposed Merger, Purchaser will merge with and into Health Grades and will cease to exist, with Health Grades continuing as the surviving corporation.

        The Merger Agreement is filed as an exhibit to this Statement to provide Health Grades' stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Health Grades, Parent or Purchaser in Health Grades' public reports filed with the Securities and Exchange Commission. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Health Grades to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Health Grades, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Health Grades, Parent or Purchaser.

        Parent formed Purchaser solely for the purpose of acquiring all outstanding Shares of Health Grades, and Purchaser has not engaged in any activities to date other than those incidental to the Offer and the Merger. According to the Offer to Purchase, the business address and telephone number of Parent and Purchaser are c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167, (212) 351-1600.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as disclosed in this Statement or in the Information Statement of Health Grades attached to this Statement as Annex B and incorporated herein by reference (the "Information Statement") or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of Health Grades, there is no material agreement, arrangement or understanding, and no actual or potential conflict of interest, between Health Grades or its affiliates, on the one hand, and (i) Health Grades' executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of Health Grades pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with Purchaser's right, pursuant to the Merger Agreement, to designate persons to the board of directors of Health Grades following the acceptance by Purchaser of, and payment for, the Shares tendered in the Offer.

Arrangements among Health Grades, Purchaser and Parent

Merger Agreement

        The Merger Agreement governs the contractual rights among Health Grades, Parent and Purchaser in relation to the Offer and the Merger. A summary of the Merger Agreement is contained in Section 11 entitled "The Merger Agreement" in the Offer to Purchase. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) to this Statement and is incorporated herein by reference.

Non-Disclosure Agreement

        Health Grades and Vestar Capital Partners V, L.P., the equity sponsor of Parent ("Vestar"), are parties to a confidentiality and non-disclosure agreement (the "Non-Disclosure Agreement") dated as of November 18, 2009. The Non-Disclosure Agreement provides, among other things, that, in connection with Vestar's evaluation of a potential transaction with Health Grades, Vestar will keep all confidential information relating to Health Grades confidential and will not disclose such information to any other person (except to representatives of Vestar who have a need to know such information for the purpose of the evaluation) without the prior written consent of an authorized representative of Health Grades. The Non-Disclosure Agreement also provides that Health Grades will hold in confidence Vestar's confidential information.

Beneficial Ownership of Shares

        According to the Offer to Purchase, as of August 10, 2010, neither Purchaser nor Parent beneficially owned any Shares, except for Shares that may be deemed to be beneficially owned as a result of the Support Agreements. For more information about the Support Agreements, see "—Support Agreements" below.

Equity Commitment Letter

        On July 27, 2010, simultaneously with the execution of the Merger Agreement, Vestar executed and delivered a commitment letter (the "Equity Commitment Letter") to Parent, which expressly provides for Health Grades to be a third party beneficiary thereto, obligating Vestar to provide funds to Parent sufficient to permit Parent and Purchaser to accept for payment and pay for any Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Arrangements with Current Executive Officers and Directors of Health Grades

        Certain members of Health Grades' management and board of directors (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Health Grades' stockholders generally. The Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Statement.

        Certain contracts, agreements, arrangements or understandings between Health Grades and its executive officers or directors that relate to the Offer are described below or described in the Information Statement that is attached hereto as Annex B and is incorporated herein by reference. Except as described below and in the Information Statement, or as otherwise incorporated herein by reference, to the knowledge of Health Grades, there are no material agreements, arrangements or understandings between Health Grades and its executive officers and no potential or actual conflicts of interest, between Health Grades or its affiliates and its executive officers and directors. The following summaries are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto, the Health Grades, Inc., 2006 Equity Compensation Plan, as amended and restated, which is filed as Exhibit (e)(6) hereto, the Form of Grant Notice of Restricted Stock Award and Restricted Stock Agreement, the Form of Grant Notice of Restricted Stock Award (Performance Shares), and the Form of Amendment to Restricted Stock Agreement, which are filed as Exhibit (e)(7), Exhibit (e)(8) and Exhibit (e)(9) hereto, respectively, the Amended and Restated Employment Agreement with Kerry Hicks ("Mr. K. Hicks") dated July 27, 2010 (the "Kerry Hicks Employment Agreement"), which is filed as Exhibit (e)(10) hereto, the Amended and Restated Confidentiality and Non-Competition Agreement with Mr. K. Hicks dated July 27, 2010 (the "Kerry Hicks Non-Competition Agreement"), which is filed as Exhibit (e)(11) hereto, the Amended and Restated Employment Agreement with David Hicks ("Mr. D. Hicks") dated July 27, 2010 (the "David Hicks Employment Agreement"), which is filed as Exhibit (e)(12) hereto, the Wes Crews Offer of Employment Letter dated March 31, 2009, which is filed as Exhibit (e)(13) hereto, and the Letter Agreements with Allen Dodge dated April 5, 2000 and December 31, 2007, which are filed as

Exhibit (e)(14) and Exhibit (e)(15) hereto, respectively, each of which is incorporated herein by reference.

        On July 27, 2010, Health Grades entered into amendments to the Restricted Stock Agreements with each of Mr. K. Hicks, Mr. D. Hicks, Allen Dodge, Wes Crews and Andrea Pearson to modify the definition of "change in control" in the Restricted Stock Agreements so that a change in control will be deemed to have occurred immediately prior to the acceptance time of the Offer rather than upon the commencement of the Offer. In addition, the amendments to such Restricted Stock Agreements provide that if payments resulting from accelerated vesting of restricted shares, together with any other payments, would constitute an "excess parachute payment" pursuant to Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, such payments will be reduced to the minimum extent necessary so that no portion of the payment constitutes an excess parachute payment under the Code but only to the extent that such reductions would result in a larger after-tax payment to the grantee than the amount that would have been received absent such reduction. In addition, on July 27, 2010, Health Grades entered into the Kerry Hicks Employment Agreement and the David Hicks Employment Agreement, which amended and restated Messrs. K. Hicks' and D. Hicks' respective employment agreements to eliminate the provision requiring a reduction in payments that would constitute an "excess parachute payment" under Section 280G of the Code and the provision requiring Messrs. K. Hicks and D. Hicks to reimburse Health Grades for certain excess payments. Health Grades also entered into the Kerry Hicks Non-Competition Agreement, which amended and restated the previous Confidentiality and Non-Competition Agreement with Mr. K. Hicks to extend the protection granted to Mr. K. Hicks under the Non-Competition Agreement during a pending change in control of the Company, and to eliminate the potential for more than one payment to be made to Mr. K. Hicks under the agreement.

        On July 27, 2010, Health Grades made grants of performance-based restricted stock to certain employees, including a grant of 45,000 restricted shares to Andrea Pearson, an executive officer of Health Grades. Ms. Pearson's grant is governed by the Grant Notice of Restricted Stock Award (Performance Shares), the Restricted Stock Agreement and the Amendment to Restricted Stock Agreements, pursuant to which the restricted shares granted to Ms. Pearson will accelerate immediately prior to the acceptance time of the Offer (or if the Merger Agreement is terminated, upon a change of control, as defined in the Health Grades, Inc., 2006 Equity Compensation Plan).

        The Compensation Committee of the Board (comprised solely of "independent directors" in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth below as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Treatment of Shares, Stock Options and Restricted Stock Pursuant to the Merger Agreement

        Any director or executive officer of Health Grades who tenders the Shares such person owns for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Health Grades. As of August 9, 2010, the directors and executive officers of Health Grades owned an aggregate of 2,996,052 Shares (excluding options to purchase Shares, unvested Shares of restricted stock and Shares issuable under the Kerry Hicks Non-Competition Agreement, which are addressed in the succeeding paragraphs below). If the directors and executive officers were to tender all of such Shares and those Shares were purchased by the Purchaser for the Offer Price, the directors and executive officers would receive an aggregate of $24,567,626 in cash. As discussed below under "Item 4. The Solicitation or Recommendation—Intent to Tender," to the knowledge of Health Grades, all of Health Grades' directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

        Under the terms of the Merger Agreement and pursuant to the applicable plan documents and award agreements, all options to purchase Shares (whether held by directors, executive officers or other employees) that were granted under the Health Grades, Inc., 2006 Equity Compensation Plan and the Health Grades, Inc., 1996 Equity Compensation Plan (the "Company Stock Plans") and remain outstanding will be cancelled at the effective time of the Merger, and the holders thereof will receive cash consideration equal to the product of the number of Shares covered by the option and the excess of the Offer Price over the exercise price of the stock options, subject to applicable withholding taxes, provided that if the exercise price of a stock option is equal to or greater than the Offer Price, the holder thereof will not receive any cash consideration with respect to such stock option. As of August 9, 2010, the directors and executive officers of Health Grades held options to purchase an aggregate of 3,349,763 Shares, all of which were vested and exercisable, with exercise prices ranging from $0.06 to $0.75.

        Under the terms of the Merger Agreement, each outstanding award of restricted stock (whether held by directors, executive officers or other employees) that was granted under a Company Stock Plan will become fully vested and all restrictions on such awards will lapse either at the commencement of the Offer or immediately prior to the acceptance time of the Offer (depending on the terms of the applicable restricted stock award agreement), and each holder of a restricted stock award may tender the Shares underlying such holder's restricted stock award, net of any Shares withheld, at the election of the holder, to satisfy tax withholding obligations. Any Shares underlying restricted stock awards that are not tendered in the Offer will be converted into the right to receive the Offer Price upon the effective time of the Merger, pursuant to the terms and conditions of the Merger Agreement. As of August 9, 2010, an aggregate of 1,288,948 unvested Shares underlying restricted stock awards were held by the directors and executive officers of Health Grades.

        The restricted stock award agreements with the executive officers, as amended on July 27, 2010, provide that if payments resulting from accelerated vesting of restricted shares, together with any other payments, would constitute an excess parachute payment pursuant to Section 280G of the Code, payments provided pursuant to the restricted stock award will be reduced to the minimum extent necessary so that no portion of the payment constitutes an excess parachute payment under the Code, so long as such reductions would result in a larger after-tax payment to the grantee than the amount that would have been received absent such reduction. The award agreements with other recipients of restricted stock awards under the Company Stock Plans provide that if payments resulting from accelerated vesting of restricted shares, together with any other payments due to the grantee, would constitute an excess parachute payment pursuant to Section 280G of the Code, payments provided pursuant to the restricted stock award will be reduced to the minimum extent necessary such that no payments to the grantee constitute an excess parachute payment.

        The following table summarizes the equity interests of each of Health Grades' current executive officers and directors as of August 9, 2010, including the aggregate consideration each individual will receive for Shares if he or she tendered all his or her Shares in the Offer, and the payment each individual will receive pursuant to the terms of the Merger Agreement upon the cash-out of outstanding stock options and restricted stock awards held by such individual in connection with the Merger, in each case based on the Offer Price.

Name	Unrestricted Shares of Common Stock	Cash Consideration for Unrestricted Shares	Shares Underlying Vested Stock Options(1)	Cash Consideration for Vested Stock Options	Restricted Shares of Common Stock	Cash Consideration for Restricted Shares	Total Cash Consideration Under Merger Agreement
Kerry R. Hicks	2,027,012	$16,621,498	1,814,823	$14,523,449	575,348	$4,717,854	$35,862,801
David G. Hicks	689,715	$5,655,663	824,940	$6,665,803	168,300	$1,380,060	$13,701,526
Allen Dodge	71,404	$585,513	580,000	$4,698,000	153,300	$1,257,060	$6,540,573
Wes Crews	8,960	$73,472	0	$0	240,000	$1,968,000	$2,041,472
Andrea Pearson	5,500	$45,100	0	$0	96,500	$791,300	$836,400
Mary Boland	38,666	$317,061	0	$0	11,250	$92,250	$409,311
Leslie Matthews	126,129	$1,034,258	0	$0	9,750	$79,950	$1,114,208
John Quattrone	19,916	$163,311	130,000	$1,046,200	9,750	$79,950	$1,289,461
Mats Wahlstrom	8,750	$71,750	0	$0	24,750	$202,950	$274,700

(1)
All outstanding stock options are vested.

Other Potential Payments upon Termination or Change of Control

        Certain of Health Grades' executive officers have entered into the agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a "change of control" (as defined in those agreements) of Health Grades, that would occur immediately prior to or upon the completion of the Offer. In certain instances, benefits are provided only in the event of an "involuntary termination" or a termination without "cause" or "constructive termination" (as such terms are defined in the applicable agreements) following a change of control.

Employment Agreements

  Kerry Hicks

        In August 2008, Health Grades entered into an amended and restated employment agreement with Mr. K. Hicks, Health Grades' President and Chief Executive Officer, which agreement was amended and restated on July 27, 2010. The Kerry Hicks Employment Agreement provides for an annual base salary (subject to annual increases determined by the Board) and annual incentive compensation determined by the Board and based on performance targets established by the Board. In the event that Mr. K. Hicks is terminated without cause (as defined in the Kerry Hicks Employment Agreement) or suffers a constructive termination (as defined in the Kerry Hicks Employment Agreement) and there has been no change of control of Health Grades, Health Grades will pay Mr. K. Hicks his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation prorated through the date of termination. In the event Mr. K. Hicks is terminated with cause, regardless of whether there has been a change of control, Health Grades will pay Mr. K. Hicks his base salary for 60 days following such termination. If Mr. K. Hicks is terminated without cause or suffers a constructive termination upon a change of control, such as the completion of the Offer, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year and any earned but unpaid salary and incentive compensation prorated through the date of termination.

        In addition, if Mr. K. Hicks is terminated without cause or suffers a constructive termination, regardless of whether there has been a change of control, Health Grades will provide, at no cost to Mr. K. Hicks, coverage for Mr. K. Hicks and his dependents (to the extent his dependents were covered under Health Grades' medical and dental plans on the separation from service date) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), with respect to medical and dental coverage provided by Health Grades to its employees until the earlier of (a) the date Mr. K. Hicks is no longer eligible to receive continuation coverage pursuant to COBRA, and (b) six months following the date of termination, provided that Mr. K. Hicks actually elects (within the time period required by COBRA) continuation coverage.

  David Hicks

        In August 2008, Health Grades entered into an amended and restated employment agreement with Mr. D. Hicks, an Executive Vice President of Health Grades, which agreement was amended and restated on July 27, 2010. The David Hicks Employment Agreement provides for an annual base salary (subject to cost of living increases) and annual incentive compensation of up to 75% of his base salary based on performance targets established by the Board. In the event that Mr. D. Hicks is terminated without cause (as defined in the David Hicks Employment Agreement) or suffers a constructive termination (as defined in the David Hicks Employment Agreement) and there has been no change of control of Health Grades, Health Grades will pay Mr. D. Hicks his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event Mr. D. Hicks is terminated with cause, regardless of whether there has been a change of control, Health Grades will pay Mr. D. Hicks his base salary for 60 days following such termination. If Mr. D. Hicks is terminated without cause or suffers a constructive termination upon a change of control, such as the completion of the Offer, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year and any earned but unpaid salary and incentive compensation through the date of termination.

        In addition, if Mr. D. Hicks is terminated without cause or suffers a constructive termination, regardless of whether there has been a change of control, Health Grades will reimburse Mr. D. Hicks for the cost of his major medical health insurance premiums as in effect at the date of termination for six months following such termination.

        The David Hicks Employment Agreement requires Mr. D. Hicks to comply with certain confidentiality and noncompetition covenants.

  Allen Dodge

        Health Grades has an employment arrangement with Allen Dodge, Health Grades' Executive Vice President and Chief Financial Officer, under which Mr. Dodge will receive severance in the amount of six months' base salary in the event Health Grades terminates Mr. Dodge's employment without cause.

  Wes Crews

        Health Grades has an employment arrangement with Wes Crews, Health Grades' Executive Vice President and Chief Operating Officer, that provides for severance in the amount of three months' base salary in the event Health Grades terminates Mr. Crews' employment at any time other than for cause. He will be paid an additional month's base salary for each month that he does not accept an offer of employment up to a maximum of three additional months' base salary.

Confidentiality and Non-Competition Agreement—Kerry Hicks

        Effective August 6, 2008, Health Grades entered into a confidentiality and non-competition agreement with Mr. K. Hicks, which was amended and restated on July 27, 2010. In consideration of the covenants and agreements contained in the confidentiality and non-competition agreement, Health Grades agreed to compensate Mr. K. Hicks as follows:

  a)
  Upon a voluntary termination or a termination for cause prior to a change in control, Health Grades will issue to Mr. K. Hicks 340,000 Shares;

  b)
  Upon a voluntary termination for any reason other than death, disability, or termination for cause by Health Grades during the pendency of a change in control but prior to a change in control, as defined in the Kerry Hicks Non-Competition Agreement, Health Grades will either issue to Mr. K. Hicks 1,020,000 Shares or, if the change in control results in payments to holders of shares, Health Grades will pay, in accordance with the terms of the Kerry Hicks Non-Competition Agreement, the equivalent cash or other consideration that a holder of 1,020,000 Shares would have received as a result of such change in control transaction; or

  c)
  If a change in control occurs and there is not a separation from service prior to the change in control, Health Grades will either issue to Mr. K. Hicks 1,700,000 Shares or, if the change in control results in payments to holders of shares, Health Grades will pay, in accordance with the terms of the Kerry Hicks Non-Competition Agreement, the equivalent cash or other consideration that a holder of 1,700,000 Shares would have received as a result of such change in control transaction.

Summary of Other Potential Payments Upon Termination or Change of Control

        The following table summarizes all potential payments described under "—Other Potential Payments upon Termination or Change of Control," assuming an involuntary termination without cause of Health Grades' executive officers as of September 10, 2010 and completion of the Offer and consummation of the Merger prior to that date (and assuming that all of the payments described above under "—Treatment of Shares, Stock Options and Restricted Stock Pursuant to the Merger Agreement" have been previously made, including payments resulting from accelerated vesting of outstanding equity awards).

Name	Cash Severance Payments	Health Benefits	Cash Consideration for Shares(1)	Total
Kerry R. Hicks(2)	$2,368,638	$5,473	$13,940,000	$16,314,111
David G. Hicks(3)	$1,076,417	$8,575	—	$1,084,992
Allen Dodge(4)	$174,030	$—	—	$174,030
Wes Crews(5)	$155,770	$—	—	$155,770
Andrea Pearson(6)	$14,999	$—	—	$14,999

(1)
Represents the cash consideration payable to Mr. K. Hicks under the terms of the Kerry Hicks Non-Competition Agreement in lieu of the issuance of 1,700,000 Shares upon a change of control.

(2)
The amount of cash severance payment was determined in accordance with the Kerry Hicks Employment Agreement and is based on the following:

•
300% of 2010 base salary of $440,042;

•
300% of 2009 annual incentive compensation of $150,000;

•
Accrued but unpaid vacation as of July 31, 2010;

•
Accrued but unpaid base salary on prorated basis as of the assumed termination date; and

  •
  Earned but unpaid incentive compensation (assuming achievement of maximum target) on a prorated basis as of the assumed termination date.

(3)
The amount of cash severance payment was determined in accordance with the David Hicks Employment Agreement and is based on the following:

•
300% of 2010 base salary of $255,011;

•
300% of 2009 annual incentive compensation of $81,000;

•
Accrued but unpaid vacation as of July 31, 2010;

•
Accrued but unpaid base salary on prorated basis as of the assumed termination date; and

•
Earned but unpaid incentive compensation (assuming achievement of maximum target) on a prorated basis as of the assumed termination date.

(4)
The amount of cash severance payment was determined in accordance with Mr. Dodge's severance arrangement and includes six months' base salary (based on his 2010 salary of $255,000), accrued but unpaid vacation as of July 31, 2010 and accrued but unpaid base salary on a prorated basis as of the assumed termination date.

(5)
The amount of cash severance payment was determined in accordance with Mr. Crews' severance arrangement and assumes the payment of six months' base salary under his severance arrangement (based on his 2010 salary of $264,125), accrued but unpaid vacation as of July 31, 2010 and accrued but unpaid base salary on a prorated basis as of the assumed termination date.

(6)
The amount of cash severance payment includes accrued but unpaid vacation as of July 31, 2010 and accrued but unpaid base salary on a prorated basis as of the assumed termination date.

Some of the payments and/or benefits may be delayed or limited as necessary to comply with or be exempt from Sections 280G and 409A of the Code and the regulations thereunder.

Effect of the Offer on Employee Benefits

        Through the first anniversary of the Effective Time, Parent and the surviving corporation of the Merger will provide (i) base salary, wages and bonus opportunity to each person who is employed by Health Grades as of the Effective Time (each such person, a "Continuing Employee") that are the same as, and (ii) a level of employee benefits for each Continuing Employee that are substantially comparable in the aggregate to the base salary, wages, bonus opportunity and benefits provided to the Continuing Employees by Health Grades immediately prior to the Effective Time. Continuing Employees will receive credit for purposes of eligibility to participate in, and vesting under, any employee benefit plan, program or arrangement established or maintained for the benefit of Continuing Employees for service accrued or deemed accrued prior to the Effective Time.

Indemnification and Exculpation of Health Grades' Officers and Directors; Insurance

        Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

        Health Grades' amended By-Laws (the "Bylaws") require it to indemnify any person who was or is an authorized representative of Health Grades to the same extent permitted by the DGCL. Health Grades has also purchased directors' and officers' liability insurance.

        Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption); or (4) for any transaction from which the director derived an improper personal benefit.

        Article 7 of Health Grades' Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), provides that, to the fullest extent that the DGCL permits the limitation or elimination of the liability of directors, a director of Health Grades will not be liable to Health Grades or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither the amendment nor repeal of Article 7 of the Certificate, nor the adoption of any provision to the Certificate inconsistent with such Article 7 will eliminate or reduce the effect of Article 7 in respect of any acts or omissions of a director of Health Grades occurring prior to such amendment, repeal or adoption of an inconsistent provision.

        Pursuant to the Merger Agreement, the surviving corporation of the Merger has agreed, for six years after the Effective Time, to indemnify (and Parent has agreed to cause the surviving corporation of the Merger to indemnify) all past and present directors, officers and employees of Health Grades and its subsidiaries to the same extent as such persons are indemnified as of the date of the Merger Agreement, in each case as provided by Health Grades and its subsidiaries pursuant to applicable law, the Certificate and Bylaws, the corresponding governing documents of Health Grades' subsidiaries, and indemnification agreements, if any, in existence on July 27, 2010.

        Under the terms of the Merger Agreement, the surviving corporation of the Merger also has agreed either to cause Health Grades' current directors' and officers' liability insurance policy to be maintained in effect for a period of six years after the Effective Time or to obtain a prepaid "tail" policy, in each case covering acts or omissions prior to the Effective Time for a period of six years after the Effective Time, and covering all those persons who are currently covered by Health Grades' directors' and officers' liability insurance. Any such "tail" policy shall be on terms with respect to such coverage that is substantially equivalent to and in any event not less favorable in the aggregate to such indemnified persons than those of Health Grades' existing policy; except that if the annual premium for such policy exceeds 250% of the current annual premium, the surviving corporation of the Merger will not be required to pay such amount and shall instead purchase a substitute policy with the greatest coverage available for such 250% amount.

        From January 1, 2009 to June 30, 2010, Health Grades has provided indemnification to Mr. K. Hicks for legal fees totaling approximately $1,100,000 relating to legal proceedings with The Cadle Company, N.A. (Daniel C. Cadle) (the "Cadle Matters"). The legal proceedings arose from loans that Mr. K. Hicks and three other executive officers provided to Health Grades in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. K. Hicks). For a more detailed description of the Cadle Matters, please see Note 4 to the condensed consolidated financial statements of Health Grades included in Health Grades' Quarterly Report on Form 10-Q for the three months ended June 30, 2010, which description is incorporated herein by reference.

Support Agreements

        Messrs. K. Hicks, D. Hicks, Allen Dodge and Wes Crews have entered into Tender and Support Agreements (the "Support Agreements") with Parent, Purchaser and Health Grades, in their capacity as stockholders of the Company (each, a "Stockholder"). The aggregate number of Shares subject to the Support Agreements represented, as of July 27, 2010, approximately 7,153,802 Shares, which includes shares underlying options and restricted stock awards and excludes 1,700,000 Shares issuable pursuant to a Confidentiality and Noncompetition Agreement with Mr. K. Hicks (the "Noncompete Shares") and represents approximately 20.8% of the Shares on a fully-diluted basis (excluding the Noncompete Shares). Pursuant to each Support Agreement, the Stockholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) a portion of the shares of Company common stock beneficially owned by such Stockholder at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, (ii) to irrevocably exercise all stock options held by such Stockholder, conditioned upon the occurrence of the acceptance time of the Offer, (iii) to irrevocably direct the Company to transfer to Purchaser, on such Stockholder's behalf, all shares of Company common stock received by such Stockholder in settlement of such Stockholder's restricted stock, upon the net exercise of such Stockholder's stock options, or otherwise, in accordance with the applicable terms of the Support Agreement, (iv) not to transfer any of such Stockholder's equity interests in the Company, including any shares of Company common stock, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) not to take any action that would interfere with the performance of such Stockholder's obligations under, or the transactions contemplated by, the Support Agreement, (vi) to vote such Stockholder's shares of Company common stock in support of the Merger in the event stockholder approval is required to consummate the Merger, (vii) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (viii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. The Support Agreements will terminate upon the earliest to occur of the termination of the Merger Agreement, the effective time of the Merger or upon the mutual written consent of Parent and such Stockholder. The foregoing summary is qualified in its entirety by reference to the Support Agreements, the form of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

  (a) Solicitation/Recommendation

        After careful consideration, including a thorough review of the terms and conditions of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in consultation with Health Grades' management and legal and financial advisors, the full Board, by unanimous vote at a meeting on July 27, 2010, (i) determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, fair to, and in the best interests of, Health Grades and its stockholders, (ii) authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the DGCL and (iii) recommended that Health Grades' stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement and the transactions contemplated thereby.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Health Grades' stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

        In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under "—Reasons for the Board's Recommendation" below.

        Copies of the press release issued by Health Grades announcing the execution of the Merger Agreement and a letter to Health Grades' stockholders relating to the recommendation of the Board are filed as Exhibits (a)(1)(G) and (a)(2) hereto and are incorporated herein by reference.

  (b) Background of the Offer

        As part of the ongoing evaluation of Health Grades' business, the Board and members of Health Grades' senior management regularly review and assess long-term strategic goals and associated risks, including potential opportunities for business combinations, acquisitions, dispositions, strategic partnerships, internal restructurings and other strategic alternatives. In connection with such evaluations, Health Grades has regularly consulted with its management and legal and financial advisors, including Citigroup Global Markets Inc. ("Citi").

        Kerry Hicks, Health Grades' Chairman and Chief Executive Officer, has known Roger Holstein, a Managing Director of Vestar, for several years. In late 2007, the Board considered, and Mr. K. Hicks initiated discussions with Mr. Holstein regarding, whether Mr. Holstein would be interested in a role with Health Grades as an advisor or a member of the Board. These discussions continued at various times during 2007-2008. Mr. Holstein did not assume any such role with Health Grades because he had other commitments and responsibilities at Vestar.

        On October 15, 2008, at the request of Mr. Holstein to receive a high-level overview of the Health Grades' business, Mr. K. Hicks met at Vestar's offices in New York City with a group of Vestar professionals including Mr. Holstein, Norman Alpert, Managing Director, and Garrick Bernstein, then a Vice President and now a Principal of Vestar. At the meeting, Mr. K. Hicks gave the Vestar representatives the Health Grades' current investor presentation. No nonpublic information was provided.

        On November 25, 2008, Mr. K. Hicks met with Mr. Holstein and other representatives of Vestar in New York City to discuss a potential commercial relationship between Health Grades and MediMedia USA, Inc. ("MediMedia"), a portfolio company of Vestar. These discussions continued in late January 2009, and throughout February and March 2009, and resulted in the execution of an ordinary course, non-exclusive Content and Media Placement Agreement between Health Grades and MediMedia, effective March 2009.

        On November 12, 2009, Mr. Holstein contacted Mr. K. Hicks to inquire whether Health Grades would be willing to engage in preliminary discussions regarding a possible acquisition transaction between Vestar and Health Grades. Mr. K. Hicks advised Mr. Holstein that Vestar would need to enter into a confidentiality agreement with Health Grades prior to any such discussions. Between November 12, 2009 and November 18, 2009, representatives of Health Grades and Vestar negotiated a mutual non-disclosure agreement. Health Grades and Vestar executed the non-disclosure agreement on November 18, 2009. After execution of the non-disclosure agreement and discussions with the Board, Mr. K. Hicks met with Mr. Holstein and Mr. Alpert on the evening of November 18, 2009 in Denver, Colorado, and provided preliminary financial and other information regarding Health Grades. Mr. Holstein and Mr. Alpert suggested a follow-up meeting to review the current business of Health Grades to form the basis for a formal indication of interest and indicative valuation range.

        During a regularly scheduled Board meeting on December 8-9, 2009, Mr. K. Hicks apprised the Board of the status of his discussions with Vestar. A representative of Citi participated telephonically in the meeting and discussed with the Board generally the current market for merger and acquisition transactions, including recent transactions in the health care industry. The Board requested that Citi prepare a preliminary valuation analysis of the Company. The representative of Citi and a representative of Faegre & Benson LLP, Health Grades' regular outside counsel ("Faegre"), also discussed generally process and potential next steps the Board could take if it determined that it was interested in further pursuing a sale or other change of control transaction, including either a full or limited auction of the Company before signing an agreement, signing an agreement with a post-signing "go shop" period or signing an agreement with a right to terminate the agreement in connection with the receipt of a superior proposal upon payment of a termination fee (a so-called "fiduciary out"). The Board asked the Faegre representative to provide the Board with information regarding the Board's fiduciary duties in connection with a potential sale or other change of control transaction. As requested by the Board, in early January 2010, Faegre provided the Board members information regarding the Board's fiduciary duties in connection with a potential sale or other change of control transaction and additional detail regarding the potential process options discussed at the December 8-9 Board meeting. On December 14, 2009, representatives of Vestar attended a meeting at the offices of Health Grades in Golden, Colorado where Messrs. K. Hicks and Allen Dodge, Health Grades' Chief Financial Officer, led a review of the current business and financial results of Health Grades. Vestar communicated that it would form its view on valuation for a potential transaction and would give Mr. K. Hicks an update sometime in January 2010, after the holidays.

        On December 14, 2009, representatives of Vestar attended a meeting at the offices of Health Grades in Golden, Colorado where Messrs. K. Hicks and Allen Dodge, Health Grades' Chief Financial Officer, led a review of the current business and financial results of Health Grades. Vestar communicated that it would form its view on valuation for a potential transaction and would give Mr. K. Hicks an update sometime in January 2010, after the holidays.

        On January 28, 2010, Mr. K. Hicks and Mr. Holstein discussed the status of Vestar's financial review of Health Grades, and Mr. Holstein informed Mr. K. Hicks that Vestar was continuing to work on an initial indication of interest and it would be forthcoming shortly.

        On February 4, 2010, Vestar and Mr. K. Hicks had a telephone conversation in which Mr. Holstein expressed Vestar's desire to acquire all of Health Grades' outstanding Shares. Specifically, Mr. Holstein gave Mr.K. Hicks an indication that based on the preliminary diligence Vestar had done to date, Vestar would be willing to acquire all of Health Grades' outstanding Shares for a price per Share in the range of $6.25 to $6.75, payable in cash.

        On February 9, 2010, Mr. K. Hicks met with representatives of Citi in New York City to discuss potential responses to Vestar. Following this discussion, acting at the request of the Company, a representative of Citi contacted Mr. Alpert and advised him that the $6.25 to $6.75 per Share range suggested by Vestar on February 4, 2010 was inadequate.

        On February 12, 2010, Mr. Alpert contacted a representative of Citi and communicated that Vestar was prepared to pursue an acquisition of Health Grades for $7.00 per Share in cash.

        At a Board meeting on February 12, 2010, Mr. Dodge (in Mr. K. Hicks' absence) apprised the Board of Vestar's $7.00 per Share offer and the status of the Company's responses to Vestar's information requests. A representative of Citi discussed preliminary valuation materials regarding the Company, and following a discussion among the Board members, the Board asked management and Citi to conduct additional sensitivity analyses with respect to the valuation analyses and to provide the revised information to the Board for its review.

        At a Board meeting on February 18, 2010, Mr. K. Hicks and Mr. Dodge reviewed with the Board the preliminary updated valuation materials prepared by Citi following the prior Board meeting. A representative of Faegre and the Board also discussed potential process options, including either a full or limited auction of the Company before signing an agreement, signing an agreement with a post-signing "go shop" period or signing an agreement with a "fiduciary out." Following the Board's review and discussion of this information, the Board authorized management to continue its discussions with, and provide additional information to, Vestar, with a view towards Vestar providing a higher price range for the Company for the Board to consider. On February 19, 2010, acting at the request of the Company, a representative of Citi advised Mr. Alpert of the Board's position. Accordingly, Citi and Mr. Alpert discussed scheduling a meeting in the next few weeks among representatives of Health Grades, Citi and Vestar.

        On March 12, 2010, Messrs. K. Hicks and Dodge and representatives from Citi, acting at the request of the Company, met with Messrs. Holstein, Alpert and other representatives of Vestar in Citi's offices in New York City to discuss the potential acquisition, including a discussion of business and financial diligence.

        On March 13, 2010, Mr. Bernstein provided an initial due diligence request list to Citi and Mr. Dodge to facilitate Vestar's evaluation of revising its valuation range. Throughout March and April 2010, Health Grades provided additional financial and other information to Vestar and engaged in other discussions regarding Health Grades' business.

        On March 16 and 17, 2010, the Board held a regularly scheduled meeting at which Mr. K. Hicks apprised the Board of the status of Health Grades' discussions with Vestar, including the status of Vestar's due diligence investigation of Health Grades. At the end of the meeting, the independent directors and a representative of Faegre discussed process options, including conducting either a full or limited auction of the Company before signing an agreement, signing an agreement with a post-signing "go shop" period or signing an agreement with a "fiduciary out," and next steps in connection with the discussions with Vestar.

        On April 13, 2010, Mr. Holstein contacted Mr. K. Hicks and requested a dinner meeting among Messrs. Holstein, Alpert and K. Hicks. At that meeting, which occurred on April 14, 2010, the Vestar representatives presented a revised proposal for Vestar to acquire Health Grades for $7.80 per Share. The Vestar representatives provided Mr. K. Hicks with a summary of the proposed transaction, noting that it would be structured as an all-cash tender offer so as to provide Health Grades stockholders with the ability to accept Vestar's offer and expeditiously close the transaction, that there would be no financing contingency and that the buyer would be an entity capitalized by Vestar, and that it was Vestar's assumption that existing management contracts and arrangements would remain in place. Vestar also communicated that it was not willing to participate in an auction or to have its agreement "shopped" post-signing but it would be willing to provide Health Grades with a "fiduciary out" subject to the payment of a corresponding termination fee. The summary also noted that Vestar would require support agreements by Health Grades' significant stockholders to tender their Shares into the offer. Mr. Alpert told Mr K. Hicks that he believed that Vestar's proposal represented a full valuation and terms that were favorable to Health Grades and provided the effective benefit of an auction process.

        On April 15, 2010, Citi, acting at the request of the Company, advised Vestar that the Share count that Vestar was using for purposes of its offer price did not include the Noncompete Shares, an updated view of Health Grades' cash balance and an updated count of the restricted stock units. Accordingly, because Vestar's offer was based on an aggregate enterprise value, accounting for the increased share count resulted in an effective offer price of approximately $7.38 per Share. Vestar also informed Citi that Vestar would withdraw its indication of interest if the Company engaged in a process that involved other bidders, including a "go shop" period.

        On April 15, 2010, the Board held a telephonic meeting to discuss the April 14, 2010 meeting among Messrs. K. Hicks, Holstein and Alpert, and the proposed terms presented by Vestar at the meeting. A representative of Citi provided a preliminary analysis of the financial terms of the revised indication of interest. A representative of Faegre reviewed the directors' fiduciary duties, including their duties in the context of a change of control transaction. The representative of Faegre also explained potential next steps the Board could take if it determined that it was interested in further pursuing a transaction with Vestar, including either a full or limited auction of the Company before signing an agreement, signing an agreement with a post-signing "go shop" period or signing an agreement with a "fiduciary out." The Board discussed these options. Mr. K. Hicks reported to the Board that Vestar had indicated that it would either withdraw its indication of interest or significantly reduce its price if the Company engaged in a process that involved other bidders, including a "go shop" provision. The Board also discussed the likely timing of the proposed transaction, including the period during which a third party could make an alternative proposal for the Company.

        Following this discussion, the Board authorized management and the Company's advisors to respond to Vestar that the Board believed Vestar's revised indication of interest to be too low, and that the Board's target was closer to $8.50 per Share. On April 19, 2010, a representative of Citi, acting at the request of the Company, contacted Mr. Holstein to advise him of the Board's conclusion.

        On May 4, 2010, Mr. Dodge sent a letter to Vestar stating that because Vestar had not been in contact with Health Grades following the April 19th conversation between Mr. Holstein and a representative of Citi, Health Grades assumed that Vestar was no longer interested in pursuing discussions with the Company and reminding Vestar of its obligations under the non-disclosure agreement. On May 5, 2010, Mr. Holstein contacted Mr. K. Hicks to state that Vestar was still interested in pursuing discussions regarding a transaction with the Company.

        On May 11, 2010, Mr. Alpert contacted a representative of Citi to advise that Vestar's revised indication of interest was at $8.10 per Share.

        On May 12, 2010, Mr. K. Hicks met with Messrs. Holstein and Alpert in New York City to discuss Vestar's revised indication of interest. Mr. K. Hicks advised Messrs. Holstein and Alpert that the Board's target price per Share was $8.50 and, in order for the Board to support an offer, the price per Share would have to approach that figure and, accordingly, would have to be raised from $8.10. Following these discussions, Vestar revised its indication of interest to $8.20 per Share, with all other terms remaining the same. Mr. K. Hicks told Vestar that he would recommend to the Board at its meeting the following day that the Board authorize management to continue pursuing this transaction.

        On May 13, 2010, the Board held a telephonic meeting at which Mr. K. Hicks summarized his meeting of May 12, 2010 with Messrs. Alpert and Holstein and the revised indication of interest. Representatives of Citi provided a preliminary analysis of the financial terms of the revised indication of interest. A representative from Faegre discussed the Board's fiduciary duties, including their duties in the context of a change of control transaction. The Board and Citi then discussed the revised indication of interest, including the proposed price per Share to be paid by Vestar, the fact that the proposed consideration would be paid in cash and that the transaction would not be subject to a financing contingency. The Board discussed whether it would be appropriate to contact other prospective buyers at this time. The Board considered Vestar's prior statements to Mr. K. Hicks and to representatives of Citi that it would either withdraw from the process or significantly reduce its price if the Company contacted other prospective buyers, and also considered the fact that while other parties had in the past expressed general interest in and had preliminary discussions with the Company, no party had made an offer to the Company in the last several years. Based on this, and on its discussions with Citi, the Board concluded that it believed that the revised indication of interest from Vestar was not likely to be exceeded by another potential bidder. The Board and a representative of Faegre also discussed alternatives such as a full auction of the Company, a limited auction or market check, including in a definitive merger agreement a "go shop" period and/or a "fiduciary out." Management and Citi advised that Vestar had expressed similar opposition regarding a "go shop" as with a pre-signing auction or market check. The Board then discussed the likely timing for a transaction, including the period during which a third party could make an alternative proposal for the Company, and that the proposed tender offer structure would allow individual stockholders of the Company the opportunity to decide whether to tender their Shares. The Board determined that a transaction with a "fiduciary out" and a non-preclusive termination fee for Vestar would, under the circumstances, afford the Company the highest likelihood of completing a transaction with Vestar while affording third parties an adequate opportunity to submit alternative proposals. Based on its discussion of these items, the Board authorized management and the Company's advisors to continue to engage in discussions with Vestar and to allow Vestar to conduct additional diligence and prepare documentation with respect to a transaction between the Company and Vestar. After the Health Grades Board meeting, Citi, acting at the request of the Company, informed Vestar that the Board had authorized management to continue discussions with Vestar with respect to the proposed transaction.

        Throughout May, June and July 2010, Vestar and its counsel Kirkland & Ellis LLP ("K&E") and other representatives of Vestar conducted detailed business, legal, financial and tax diligence regarding the Company. During this period, Vestar and its counsel held numerous meetings and conference calls with representatives of Health Grades and its legal counsel.

        During the week of May 17, 2010, representatives of Vestar had various meetings with Mr. Dodge in Health Grades' offices in Golden, Colorado to discuss due diligence requests and to gather financial and business data. At these meetings, no negotiations of the potential transaction terms occurred.

        On May 18, 2010, the Board held a telephonic meeting to discuss the engagement of transaction counsel and thereafter Health Grades engaged Shearman & Sterling LLP ("S&S") as transaction counsel to the Company. On May 26, 2010, the Board held a telephonic meeting at which representatives of S&S and Faegre were present. Mr. K. Hicks updated the Board on discussions with Vestar.

        On May 24 and 25, 2010, Messrs. K. Hicks, D. Hicks, Dodge and Crews and Mrs. Pearson, along with representatives of Vestar attended formal meetings at Health Grades' offices in Golden, Colorado to introduce additional members of the Health Grades executive management to Vestar and discussed the details of the business, including operational and financial information, projections, organizational structure, operating environment and industry trends.

        On May 27, 2010, Messrs. Holstein, Bernstein, and K. Hicks had a call to discuss the status of due diligence.

        On June 2, 2010, Messrs. Holstein and K. Hicks discussed open due diligence items and timing. The parties also discussed scheduling follow-up meetings to get further detail on the financial and operational aspects of the Health Grades business.

        On June 8 and 9, 2010, the Board held a regularly scheduled Board meeting at which Messrs. K. Hicks and Dodge apprised the Board of the status of Health Grades' discussions with Vestar, including the status of Vestar's diligence investigation. Representatives of Citi and S&S led a detailed presentation and discussion of the strategic process. Representatives of S&S reviewed the directors' fiduciary duties, including their duties in the context of a change of control transaction, and provided an overview of the material terms of the proposed transaction, including provisions related to the tender offer structure, timing and closing conditions. Representatives of Citi further discussed with the Board certain financial aspects of the proposed transaction and provided an updated preliminary valuation analysis of the Company. The Board also discussed with its advisors and with management its ability under the transaction terms proposed by Vestar to consider a competing offer, and the likelihood that another bidder for Health Grades would emerge and would be able to make a competing acquisition proposal. Representatives of Citi discussed with the Board their prior communications, in the course of routine industry coverage, with various strategic parties who might otherwise be interested in an acquisition of the Company, and the fact that none of these strategic parties had expressed any meaningful interest in acquiring the Company. Representatives of Citi also discussed with the Board the challenging market for acquisition financing, and the difficulties that a financial sponsor might have in raising third-party financing in order to complete an acquisition of the Company. Following a full discussion, the Board determined that a transaction with a "fiduciary out" and a non-preclusive termination fee for Vestar in the event of a superior proposal would, under the circumstances, afford the Company the highest likelihood of completing a transaction with Vestar while affording third parties an adequate opportunity to submit alternative proposals.

        On June 21, 2010 and June 22, 2010, meetings were held in Golden, Colorado between Health Grades management and representatives of Vestar to continue business diligence.

        Prior to the delivery of any draft agreements, K&E and S&S had a number of conversations regarding the terms of the proposed transaction. These conversations addressed various terms, including without limitation, confirmation that Vestar would provide for a tender offer, that the Support Agreements would terminate if the Board terminated the Merger Agreement by exercising its "fiduciary out," and that Health Grades would be a third-party beneficiary of Vestar's equity commitment letter to Parent. These discussions were intended to narrow the issues that would need to be negotiated in the draft agreements.

        On June 24, 2010, K&E provided a draft Merger Agreement to Health Grades and S&S. On July 13, 2010, K&E distributed draft Support Agreements to S&S. On July 16, 2010, K&E distributed a draft equity commitment letter to S&S. Between the dates of their receipt through July 27, 2010, S&S and K&E discussed and negotiated the terms of the Merger Agreement and related documentation, including the Support Agreements and the Equity Commitment Letter. These discussions included details of the structure of the transaction, the scope of representations and warranties and covenants to be contained in the Merger Agreement, Health Grades' ability to consider other acquisition proposals and to terminate the Merger Agreement to pursue such other proposals, the respective termination rights of the parties, the amount and circumstances under which Health Grades would be obligated to pay Parent a termination fee, the extent to which Vestar would be responsible for the obligations of Parent and Purchaser under the Merger Agreement, and which Shares would be subject to the Support Agreements and who would be party thereto. The parties negotiated the amount of the termination fee and, after multiple proposals, settled on the amount set forth in the definitive Merger Agreement.

        On July 1, 2010, the Board held a telephonic meeting at which representatives of S&S and Faegre were in attendance. Messrs. K. Hicks and Dodge gave the Board an update on the proposed transaction with Vestar. The Board also discussed certain potential amendments to restricted stock and other employee compensation agreements.

        On July 18, 2010, the Board held a telephonic meeting, at which representatives of S&S and Faegre were in attendance. Messrs. K. Hicks and Dodge briefed the Board on the status of the negotiations with Vestar since the last meeting of the Board. Representatives of S&S again reviewed the directors' fiduciary duties, including their duties in the context of a change of control transaction, and led a detailed discussion of the material terms of the proposed merger agreement as well as the outstanding open issues in the draft merger agreement.

        On July 21, 2010, Mr. Holstein requested a meeting with Mr. K. Hicks to discuss further Health Grades' business. On July 22, 2010 in New York City, Mr. K. Hicks and Messrs. Holstein and Alpert and other representatives of Vestar met to discuss general prospects for, and Mr. K. Hicks' perspective of, the business going forward.

        On July 26, 2010, the Board held a telephonic meeting, at which representatives of S&S, Faegre and Citi were in attendance, to discuss the terms of the proposed transaction. Representatives of Citi reviewed with the Board its financial analysis of the $8.20 per Share consideration. Also at this meeting, Representatives of S&S discussed with members of the Board their fiduciary duties, particularly in the context of a change of control transaction, and reviewed and updated the Board on the material terms and conditions of the proposed transaction. S&S also reviewed with the Board certain potential amendments to restricted stock and other employee compensation agreements.

        On July 27, 2010, the Board held a telephonic meeting, at which representatives of S&S, Faegre and Citi were in attendance, to consider and discuss the terms of the proposed transaction. Representatives of S&S updated the Board on the outcome of negotiations with Vestar since the prior Board meeting. Representatives of Citi delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated July 27, 2010, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the $8.20 per Share consideration to be paid in the Offer and the Merger was fair, from a financial point of view, to Health Grades' stockholders. After further discussion, and after taking into consideration the factors described under "—Reasons for Recommendation," the Board unanimously adopted resolutions declaring that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, Health Grades and its stockholders. The Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, approved the Support Agreements, and authorized Health Grades to execute and deliver the Merger Agreement and the Support Agreements. The Board also unanimously adopted certain amendments to restricted stock and other employee compensation agreements.

        Later on July 27, 2010, the Merger Agreement was executed by Health Grades, Parent and Purchaser, Vestar entered into the Equity Commitment Letter, each of Messrs. K. Hicks, David Hicks, Allen Dodge and Wes Crews executed Support Agreements. On the morning of July 28, 2010, Vestar and Health Grades issued a joint press release announcing the signing of the Merger Agreement and the transactions contemplated thereby.

  (c) Reasons for Recommendation

Reasons for the Recommendation of the Board

        The Board, in evaluating the Offer, consulted with Health Grades' senior management and legal and financial advisors, and, in reaching its unanimous decision to (i) determine that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, Health Grades and the stockholders of Health Grades, (ii) authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the DGCL and (iii) recommend that the stockholders of Health Grades accept the Offer, tender their Shares pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement and the transactions contemplated thereby, considered and evaluated a number of factors, including:

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  Prospects of Health Grades as an Independent Company.  The Board has knowledge and familiarity with Health Grades' business, financial condition and results of operations, as well as Health Grades' financial outlook and prospects if it were to remain an independent company. The Board discussed Health Grades' current financial outlook, including the risks and uncertainties associated with achieving and executing Health Grades' business plans and strategy. The Board considered Health Grades' forecasted revenues and EBITDA margins. Specifically, the Board discussed and deliberated concerning Health Grades' financial performance in the second quarter and first six months of 2010 and current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve Health Grades' business plans. The Board considered that such plans required significant acquisitions and internal growth. The Board also considered the highly competitive and rapidly evolving environment in which Health Grades operates and is expected to operate in the future.

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  Consideration of Strategic Alternatives.  After consultation with Health Grades' senior management and legal and financial advisors, the Board considered the other strategic opportunities reasonably available to Health Grades, including continuing to operate as an independent public company and the possibility of growing its business through acquisitions and internal growth while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

  •
  Opinion and Financial Analysis of Financial Advisor.  The Board considered the opinion of Citi, dated July 27, 2010, as well as the underlying financial analyses presented by Citi, that as of such date and based upon and subject to the matters and assumptions stated therein, the $8.20 per Share consideration to be received by Health Grades' stockholders in the Offer and the Merger was fair from a financial point of view to such holders, as more fully described in the section entitled "Item 4. The Solicitation or Recommendation—Opinion of Health Grades' Financial Advisor" and as set forth in the full text of such opinion attached hereto as Annex A.

  •
  Premium to Current and Historical Trading Prices of Shares.  The relationship of the Offer Price of $8.20 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represents an implied premium of approximately 29% to the closing price on July 27, 2010 (the last full trading day prior to the meeting of the Board to consider and approve the Merger Agreement), an implied premium of approximately 32% to the average per Share closing price for the 30-day period ended on July 23, 2010 and a significant premium to the per Share closing price during prior periods (e.g., an implied premium of approximately 83% to the per Share closing price 12 months prior to July 23, 2010).

  •
  Certainty of Value.  The Board noted that the consideration to be received by Health Grades' stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of the value to be received by Health Grades' stockholders in the Offer and the Merger.

  •
  Loss of Potentially Unique Opportunity.  The Board considered the fact that no party had previously expressed any interest in acquiring Health Grades at valuation levels close to $8.20 per Share, and that if Health Grades declined to approve Parent's proposal, there was no assurance that there would be another opportunity for Health Grades' stockholders to receive from Parent or any other person as significant a premium for the Shares as that contemplated by the Merger Agreement.

  •
  Timing of Completion.  The Board considered that by structuring the transaction as a tender offer for all outstanding Shares, stockholders of Health Grades would be able to receive the Offer Price in a relatively short time frame. Specifically, pursuant to the terms of the Merger Agreement, the Offer must be commenced by August 10, 2010 and unless the Offer is extended pursuant to the terms of the Merger Agreement, the Offer will expire at 9:00 AM, New York City time, on September 10, 2010, which is the 31st business day after July 28, 2010, the date that the joint press release of Health Grades and Vestar was issued.

  •
  Terms of Merger Agreement and Support Agreements.  The Board considered the terms of the Merger Agreement, including the respective representations, warranties, covenants, termination rights and remedies of the parties and termination fees payable by Health Grades, and the terms of the Support Agreements, including without limitation:

  •
  Ability to Respond to Unsolicited Proposals.  The ability of Health Grades to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $9,550,000, and the belief of the Board, after discussion with Health Grades' advisors, that the termination fee was reasonable and not designed to preclude higher offers.

  •
  Ability to Change Recommendation.  The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to Health Grades' stockholders with respect to the Offer and the Merger if the failure to take such action would be inconsistent with the Board's fiduciary duties.

  •
  Termination Fee.  The Board considered that the termination fee of $9,550,000 was equal to approximately 3.25% of Health Grades' equity value in the transactions contemplated by the Merger Agreement, which the Board believed to be reasonable and not a fee that would likely deter a third party from making a Superior Proposal (as defined in the Merger Agreement). In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

  •
  Exception to Support Agreements.  The Board considered that the Support Agreements of Messrs. K. Hicks, D. Hicks, Allen Dodge and Wes Crews will terminate under certain circumstances including if Health Grades terminates the Merger Agreement in connection with a Superior Proposal, thereby permitting Messrs. K. Hicks, D. Hicks, Allen Dodge and Wes Crews to support the Superior Proposal.

  •
  No Financing Condition; Equity Commitment Letter.  The Board considered that Parent had received an executed equity commitment letter from Vestar for $294,000,586, and the fact that as a "third party beneficiary" of that letter, Health Grades could enforce Parent's rights thereunder. The Board also considered the limited conditions to the obligations of Vestar to fund under the equity commitment letter, the absence of a financing condition in the Merger Agreement, and the representations of Parent and Purchaser in the Merger Agreement that they will have all of the funds available at the expiration of the Offer and the effective time of the Merger (assuming the respective conditions to the Offer and Merger have been satisfied) that are necessary to accept for payment and pay for any outstanding Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement.

  •
  Extension of Offer.  The fact that the Merger Agreement provides, that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

  •
  Top-Up Option.  The Board considered that Parent and Purchaser had been granted the Top-Up Option, which permits Parent and Purchaser to purchase from Health Grades, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Parent and Purchaser to own a sufficient amount of Shares to permit Parent and Purchaser to consummate the Merger as a short-form merger under Delaware law and therefore deliver the cash Merger consideration to

    Health Grades' stockholders more quickly. For a further discussion of the Top-Up Option, see "Item 8. Additional Information—Top-Up Option."

  •
  End Date.  The provisions of the Merger Agreement allowing Health Grades to terminate the Merger Agreement if Shares have not been accepted for payment by Purchaser prior to November 30, 2010.

  •
  Delaware Appraisal Rights.  The availability of statutory appraisal rights to Health Grades' stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see "Item 8. Additional Information—Delaware General Corporation Law—Appraisal Rights."

  •
  Negotiations of the Merger Agreement.  The Board noted that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, were the result of extensive negotiations between Health Grades and its legal and financial advisors, on the one hand, and the Parent and its legal and financial advisors, on the other hand.

        The Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

  •
  No Stockholder Participation in Future Growth or Earnings.  The fact that Health Grades' public stockholders will cease to participate in Health Grades' future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $8.20 per Share.

  •
  Transaction Process.  The Board considered the facts that (1) Health Grades did not perform a formal auction process prior to entering into the Merger Agreement and Parent told representatives of Citi and senior management that its offer was conditioned on Health Grades not doing so, and (2) the Merger Agreement imposes restrictions on Health Grades' ability to solicit competing acquisition proposals and does not include a formal "go-shop" provision.

  •
  Termination Fee.  The possibility that the termination fee of $9,550,000 payable by Health Grades to Parent under certain circumstances set forth in the Merger Agreement may deter third parties who might be interested in exploring an acquisition of Health Grades.

  •
  Closing Conditions.  The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within Health Grades' control, including that no material adverse effect on Health Grades has occurred.

  •
  Taxable Consideration.  The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

  •
  Business Disruption Resulting from Offer.  The possible disruption to Health Grades' business and the possible effect on the ability of Health Grades to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of Health Grades' management.

  •
  Potential Conflicts of Interest.  The fact that Health Grades' executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Health Grades' other stockholders. For a further discussion of such conflicts of interest, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

  •
  Interim Restrictions on Business Pending the Completion of the Offer.  The restrictions imposed by the Merger Agreement on the conduct of Health Grades' business prior to completion of the Offer, which could delay or prevent Health Grades from undertaking business opportunities that may arise during that time.

  •
  Parent Control of Board after Completion of Offer.  The provisions of the Merger Agreement that provide, subject to certain conditions, Parent or Purchaser with the ability to obtain representation on the Board proportional to Parent or Purchaser's ownership of Shares during the time period between completion of the Offer and completion of the Merger.

  •
  Risk Associated with Failure to Complete the Offer and Consummate the Merger.  The risks and costs to Health Grades if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by Health Grades of its expenses associated with the Offer and Merger.

Considerations of the Board

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Health Grades, in consultation with Health Grades' management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of Health Grades were aware of the interests of certain officers and directors of Health Grades as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

Recommendation of the Board

        In light of the factors described above, the Board has unanimously (i) determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, Health Grades and the stockholders of Health Grades, (ii) authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the DGCL, and (iii) recommended that the stockholders of Health Grades accept the Offer, tender their Shares pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement and the transactions contemplated thereby.

Opinion of Health Grades' Financial Advisor

        The Company retained Citi to act as its financial advisor in connection with the Offer and the Merger. In connection with Citi's engagement, the Board requested that Citi evaluate the fairness, from a financial point of view, to the holders (other than Parent and its affiliates) of the Shares of the consideration to be received by such holders in the Offer and the Merger, taken together, pursuant to the terms and subject to the conditions set forth in the Merger Agreement. On July 27, 2010, at a meeting of the Board held to evaluate the Offer and the Merger, Citi rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated July 27, 2010, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received in the Offer and the Merger, taken together, by the holders (other than Parent and its affiliates) of the Shares was fair, from a financial point of view, to such holders.

        The full text of Citi's written opinion, dated July 27, 2010, which describes, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex A and is incorporated herein by reference. Citi's opinion was provided to the Board for its information in connection with its evaluation of the consideration to be received in the Offer and the Merger, from a financial point of view, does not address any other aspect of the Offer or the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act on any matters relating to the Offer or the Merger. Holders of Shares are encouraged to read this opinion carefully in its entirety. The summary of Citi's opinion below is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Citi:

  •
  reviewed a draft dated July 27, 2010 of the Merger Agreement;

  •
  held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Vestar concerning the Company's business, operations and prospects;

  •
  examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company, which were provided to or discussed with Citi by the management of the Company;

  •
  reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares, the Company's historical and projected earnings and other operating data and the Company's capitalization and financial condition;

  •
  considered, to the extent publicly available, the financial terms of other transactions which Citi considered relevant in evaluating the Offer and the Merger;

  •
  analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

  •
  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company's management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the Company's management that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the Company's future financial performance.

        Citi assumed, with the Company's consent, that the Offer and the Merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, the Offer or the Merger. In addition, representatives of the Company advised Citi, and Citi assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi did not make nor was Citi provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor did Citi make any physical inspection of the properties or assets of the Company. Citi was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor was Citi requested to consider, and its opinion did not address, the Company's underlying business decision to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to the Company's chairman and chief executive officer or any other officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, in itself or relative to the consideration proposed to be paid to the holders of Shares in the Offer and the Merger. Citi's opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi's opinion was authorized by its fairness opinion committee.

        In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company's control. No company, business or transaction used as a comparison in those analyses is identical or directly comparable to the Company or the Offer and the Merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in Citi's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi's analyses are inherently subject to substantial uncertainty. Neither the Company nor Citi nor any other person assumes responsibility if future results are materially different from those forecast.

        The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Vestar and the decision to enter into the Merger Agreement was solely that of the Board. Citi's opinion was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

        The following is a summary of the material financial analyses reviewed with the Board on July 26, 2010 in connection with, and in preparation for, the rendering by Citi the next day of its opinion as described above. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi's financial analyses. For purposes of its analyses, Citi reviewed financial forecasts and other information and data relating to the Company prepared by the Company's management under alternative industry, business and growth scenarios, referred to as "Forecast" and "Board Forecast" (together, the "Forecasts") as described in "Item 8. Projected Financial Information". Management acknowledged that the Forecast, which assumed that Health Grades would be able to significantly increase market penetration and successfully develop and introduce new products, would be challenging for Health Grades to achieve and assumed Health Grades would be able to execute nearly flawlessly for the next four and a half years, with few or no new entrants in Health Grades' markets. Management believed, and the Board agreed, that the Board Forecast more realistically reflects the challenges that Health Grades is likely to face, including increased competition and slower adoption of its new products.

Historical Stock Trading Analysis

        Citi reviewed the historical trading prices and volumes for the Shares for the two and three-year periods ended July 23, 2010. In addition, Citi compared the consideration to be received by holders of Shares in relation to: the volume weighted average price ("VWAP") for the Shares for the one-month, three-month, six-month and 12-month periods prior to July 23, 2010; the closing market price of the Shares on July 23, 2010, and one month, three months, sixth months and 12 months prior to July 23, 2010; the 52 week high and low closing market price of the Shares; and the five-year high closing price of the Shares.

        This analysis showed a trading range of from $3.99 to $7.50 for the 52 week period ended July 23, 2010 and indicated that the $8.20 per share to be paid to the Company's stockholders in the transaction represented the following implied premiums:

	Price	Premium
Market Price (07/23/10)	$6.48	26.5%
1-Month VWAP	6.20	32.3%
3-Month VWAP	6.64	23.5%
6-Month VWAP	6.08	34.9%
12-Month VWAP	5.43	51.0%
1-Month Ago	6.05	35.5%
3-Months Ago	6.56	25.0%
6-Months Ago	4.51	81.8%
12-Months Ago	4.48	83.0%
52-Week High (05/05/10)	7.50	9.3%
52-Week Low (12/17/09)	3.99	105.5%
5-Year High (05/05/10)	7.50	9.3%

Selected Precedent Transactions Analysis

        Citi reviewed and analyzed 22 precedent transactions announced between January 19, 2006 and June 9, 2010 involving healthcare information technology company targets (the "Selected HCIT Transactions"). In selecting the Selected HCIT Transactions, Citi considered a variety of factors, including participation in the healthcare information technology sector, the transaction date and target operational characteristics and asset mix. Citi noted that none of the companies that participated in the Selected HCIT Transactions is identical or directly comparable to the Company; nonetheless, Citi believed the Selected HCIT Transactions were relevant because the companies that participated in the Selected HCIT Transactions are companies that operate in the healthcare information technology sector and have certain growth or operating characteristics that, for purposes of this analysis, may be considered similar to the operational profile of the Company.

        The following 22 transactions were included in the Selected HCIT Transactions:

Announcement Date	Acquiror	Target
06/09/2010	Allscripts, Inc.	Eclipsys Corporation
01/18/2010	Molina Healthcare, Inc.	Unisys Corporation (Molina Medicaid Solutions)
01/07/2010	Lawson Software, Inc.	Healthvision Solutions Inc.
12/08/2009	Francisco Partners LP	Quadramed Corporation
11/10/2009	UnitedHeathcare Group Inc.	CareMedic Systems, Inc.
11/09/2009	Welsh, Carson, Anderson & Stowe IX LP	Medefis Inc.
11/05/2009	TPG Capital L.P.	IMS Health, Inc.
06/01/2009	UnitedHeathcare Group Inc.	AIM Healthcare Services Inc.
06/03/2008	General Dynamics Corporation	ViPS Inc. (Health Segment)
04/29/2008	MedAssets, Inc.	Accuro Healthcare Solutions, Inc.
04/11/2008	Apax Partners, L.P.	TriZetto Group, Inc.
07/23/2007	Vista Equity Partners	Sunquest Information Systems, Inc.
05/21/2007	Providence Equity Partners, Inc.	Decision Resources Inc.
05/16/2007	IBA Health LTD	iSoft Group
03/02/2007	CEGEDIM SA	Dendrite International, Inc.
02/07/2007	Caritor, Inc.	Keane Inc.
01/10/2007	Onex Corporation	Eastman Kodak Company (Health Segment)
11/06/2006	McKesson Corporation	Per-Se Technologies Inc.
09/27/2006	General Atlantic LLC	Emdeon Inc.
08/08/2006	Sage Software, Inc.	Emdeon Inc.
02/08/2006	Nuance Communications, Inc.	Dictaphone Corporation
01/19/2006	Allscripts, Inc.	A4 Health Systems Inc.

        For each of the Selected HCIT Transactions, Citi calculated and compared, among other things, the "Firm Value" of the target company represented by such transaction (which Citi defined as equity value plus the book value of straight debt, out-of-the money convertibles and minority interest, less cash, cash equivalents and marketable securities) as a multiple of such target company's revenue and its earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest 12 months prior to the announcement of the transaction ("LTM"). Financial data of the Selected HCIT Transactions were based on publicly available information at the time of announcement of the relevant transaction.

        The following table presents a summary of the results of this analysis:

Select HCIT Transactions	Firm Value / LTM Revenue	Firm Value / LTM EBITDA
Range	0.8x - 5.2x	5.0x - 18.5x
Median	2.2x	13.8x
Mean	2.2x	12.9x

        Based on the results of this analysis and Citi's judgment and expertise, Citi then selected a range of LTM EBITDA multiples of 12.0x to 18.5x derived from the Selected HCIT Transactions and applied this range to the Company's EBITDA for the latest 12 months ended June 30, 2010. Financial data of the Company were based on publicly available information and preliminary results for the six-month period ended June 30, 2010 provided by the Company. This analysis indicated an implied per Share equity value reference range for the Company of approximately $5.22 to 7.66 per Share, as compared to the $8.20 per Share cash consideration in the transaction.

Selected Companies Analysis

        Citi compared certain financial and stock market information of the Company to corresponding financial information, ratios and public market multiples for selected publicly traded companies in the healthcare information technology industry (the "HCIT Companies") and the internet / media industry ("Internet/Media Companies" and, collectively with the HCIT Companies, the "Selected Companies"). Although none of the Selected Companies is identical or directly comparable to the Company, Citi believed the Selected Companies were relevant to its analysis and chose them because they are publicly traded companies that operate in the healthcare information technology industry or similar industries or have certain growth or operating characteristics that, for purposes of analysis, may be considered similar to the operational profile of the Company.

        The Selected Companies that Citi reviewed were the following:

        HCIT Companies—

  •
  athenahealth, Inc.;

  •
  WebMD Health Corp.;

  •
  HMS Holdings Corp.;

  •
  The Advisory Board Company;

  •
  Quality Systems, Inc.;

  •
  MedAssets, Inc.;

  •
  Allscripts-Misys Healthcare Solutions, Inc.;

  •
  Cerner Corporation; and

  •
  Emdeon, Inc.

        Internet/Media Companies—

  •
  Monster Worldwide, Inc.;

  •
  Vistaprint N.V.;

  •
  TechTarget, Inc.; and

  •
  IAC/InterActiveCorp

        Citi reviewed, among other things, Firm Values for each of the Selected Companies, as a multiple of estimated calendar year ("CY") 2010 EBITDA and estimated CY 2011 EBITDA, and closing market prices on July 23, 2010 ("Price") for each of the Selected Companies, as a multiple of estimated CY 2010 diluted earnings per share ("EPS") and estimated CY 2011 EPS, and compared these to corresponding multiples for the Company based on publicly available research analysts' estimates. Estimated financial data of the Selected Companies were based on publicly available filings of the respective companies with the SEC and publicly available research analysts' estimates.

        The results of these analyses are summarized as follows:

Internet / Media Companies
HCIT Companies
Health Grades
	Range	Median	Range	Median
Firm Value / CY 2010E EBITDA	8.7x - 20.9x	14.5x	5.7x - 17.5x	11.5x	12.9x
Firm Value / CY 2011E EBITDA	7.9x - 15.7x	12.2x	5.0x - 11.2x	8.1x	10.9x
Price / CY 2010E EPS	13.8x - 73.4x	27.1x	23.2x - 31.2x	23.9x	24.5x
Price / CY 2011E EPS	12.1x - 43.7x	22.1x	18.8x - 51.4x	20.3x	17.5x

        Based on the results of this analysis and Citi's judgment and expertise, Citi focused on the HCIT Companies and selected a range of Firm Values to estimated 2010 EBITDA multiples of 12.5x to 18.0x derived from the Selected Companies and applied those multiples to the Company's estimated 2010 EBITDA under each of the Forecast and the Board Forecast. This analysis indicated an implied per share equity value reference range for the Company of approximately $6.71 to $9.34 per Share using the Forecast estimate and $6.29 to $8.74 per Share using the Board Forecast estimate, as compared to the $8.20 per Share cash consideration in the transaction.

Discounted Cash Flow Analysis

        Citi performed a discounted cash flow analysis on the Company using each of the Forecast and the Board Forecast estimates. For each of the Forecast and the Board Forecast estimates, Citi calculated the estimated standalone unlevered, after-tax free cash flows that the Company could generate during the Company's fiscal years 2010 through 2014.

        The results of those calculations were as follows:

	2010E	2011E	2012E	2013E	2014E
Forecast	$6.8M	$10.4M	$15.8M	$21.8M	$30.0M

Board Forecast	$6.4M	$8.0M	$11.0M	$13.0M	$16.2M

        Citi also calculated implied terminal values for the Company in the year 2014 based on multiples ranging from 10.0x to 12.0x estimated EBITDA. This illustrative range of estimated EBITDA multiples was derived by Citi utilizing its professional judgment and expertise, taking into account the trading multiples from the Selected Companies analysis.

        The cash flows and terminal values were then discounted to calculate implied indications of present values as of July 23, 2010 for each of the Forecast and the Board Forecast, using discount rates ranging from 11.57% to 13.30%, which were Citi's estimates of the Company's weighted average cost of capital ("WACC"). Citi estimated the Company's WACC based on certain financial metrics, taking into account market volatility, for the Company and selected other publicly traded companies.

        The following table presents the results of this analysis:

Implied Per Share Value Indications
Forecast	$12.22 - $15.10
Board Forecast	$7.85 - $9.62

        The Company selected Citi to act as the financial advisor to the Company because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Citi was retained by the Company to act as its financial advisor in connection with the Offer and the Merger pursuant to a letter agreement dated May 17, 2010. Under the terms of this engagement letter, the Company has agreed to pay Citi for its financial advisory services in connection with the Offer and the Merger a $500,000 fee payable upon the delivery of Citi's fairness opinion, and a fee equal to 1.50% of the transaction value (as defined in the engagement letter) (against which will be credited any amounts previously paid upon the delivery of Citi's fairness opinion and any expenses paid to Citi other than the reasonable fees and expenses of Citi's counsel), contingent upon successful completion of the Offer (the "Transaction Fee"). The Transaction Fee will be not less than $3.0 million. The Company also has agreed to reimburse Citi for expenses incurred by Citi in performing its services, including fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Expenses reimbursed to Citi other than the fees and expenses of its legal counsel are deducted from the transaction fee payable to Citi described above. Citi and its affiliates in the past have provided, currently are providing and in the future may provide, services to Vestar and its affiliates and portfolio companies of Vestar and its affiliates unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, having acted as sole bookrunner with respect to an approximately $240 million equity private placement for Wilton Re Holdings Limited, a portfolio company of an affiliate of Vestar, in December 2009 and as lender to the following portfolio companies of Vestar or its affiliates in the last 2 years: AZ Electronic Materials (aggregate principal amount $52.2 million) in December 2008; Radiation Therapy Services, Inc. (aggregate principal amount $6.0 million) in February 2008; Validus Holdings Ltd. (aggregate principal amount $80.0 million) in May 2010; and Wilton Re Holdings Limited (aggregate principal amount $40.0 million) in July 2010. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of the Company or portfolio companies of Vestar and its affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates may maintain relationships with the Company and its affiliates and Vestar and its affiliates and portfolio companies of Vestar and its affiliates.

  (d) Intent to Tender

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender to Purchaser all Shares over which he or she has sole dispositive power, other than Shares issuable upon exercise of options or as otherwise provided in the Support Agreements. As discussed above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements", certain executive officers have agreed to tender, pursuant to the Offer, all Shares beneficially owned by them, subject to certain exceptions set forth in the Support Agreements.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        In connection with Citi's services as the Company's financial advisor with respect to the Offer and the Merger, the Company has agreed to pay Citi an aggregate fee upon closing of the Merger currently estimated to be approximately $4 million. The Company has agreed to reimburse Citi for its reasonable expenses, including reasonable attorney's fees, and to indemnify Citi and certain related parties against certain liabilities that may arise out of its engagement.

        Neither Health Grades nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Health Grades on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        To the Company's knowledge, there have been no transactions in the Shares on the part of the Company or any executive officer or director or subsidiary or affiliate of the Company during the past 60 days except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Wes Crews	07/01/2010	Withholding of shares by the Company to cover tax withholding obligations upon vesting of restricted stock	932	$6.05
Allen Dodge	08/06/2010	Charitable contribution	10,000	N/A
Andrea Pearson	07/27/2010	Received grant of restricted stock under the 2006 Equity Compensation Plan	45,000	$0.00

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, Health Grades is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Health Grades or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Health Grades or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Health Grades. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Delaware General Corporation Law

        Health Grades is incorporated under the laws of the State of Delaware. The Offer is governed by the following provisions of the Delaware General Corporation Law.

Business Combination Statute

        Section 203 of the DGCL prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

            (i)  before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

           (ii)  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

          (iii)  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the subsequent Merger (including a short-form merger) is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the Offer Price or the market value of the Shares. The value so determined could be more or less than the price per Share ultimately paid in the Offer or any subsequent merger.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, Health Grades will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to properly exercise their appraisal rights before any action has to be taken in connection with such rights.

        The foregoing summary of the rights of the Health Grades stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Health Grades stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisitions may not be consummated unless a filing has been made with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. Health Grades and Parent filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on July 30, 2010. The required waiting period with respect to the Offer expired on August 6, 2010 upon the FTC's grant of early termination as requested by the parties.

        Private parties who may be adversely affected by the Offer and individual states may also bring legal actions under the antitrust laws in certain circumstances. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser is not obligated to consummate the Offer and the Merger.

Top-Up Option

        Pursuant to the terms of the Merger Agreement, Health Grades has granted to Parent and Purchaser an irrevocable option (the "Top-Up Option") to purchase additional Shares (the "Top-Up Option Shares") at a price per share equal to the Offer Price, following the consummation of the Offer and subject to certain conditions and limitations, up to the total number of its authorized but unissued shares, equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following the consummation of the Offer, shall equal one share more than 90%

of (i) the Shares then outstanding or, at the election of Parent, (ii) the sum of (x) the then outstanding Shares plus (y) all Shares which Health Grades may be required to issue as of such date upon the vesting, conversion or exercise of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof, in either case after giving effect to the issuance of the Top-Up Option Shares and for consideration per Top-Up Option Share equal to the Offer Price.

        The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, (i) entirely in cash, (ii) by paying in cash an amount equal to not less than the aggregate par value of the Shares to be purchased upon exercise of the Top-Up Option and executing and delivering to Health Grades a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option, or (iii) any combination of the foregoing. Any such promissory note will bear simple interest at 8% per annum, will mature one year after the purchase of the Shares pursuant to the exercise of the Top-Up Option, and is prepayable in whole or in part without premium or penalty.

        The Top-Up Option is intended to expedite the timing of the completion of the Merger pursuant to Delaware's "short form" merger statute. Following the Offer, if Purchaser has not acquired over 90% of the outstanding shares of the Company's common stock and Purchaser cannot exercise the Top-Up Option because doing so will not result in Purchaser acquiring over 90% of the outstanding shares of the Company's common stock, a Company stockholder vote will be required to consummate the Merger. In such case, the approval of the Merger at a meeting of the Company's stockholders would be assured because of Purchaser's ownership of at least a majority of the shares of the Company's common stock (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Short-Form Merger

        The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Health Grades stockholder.

Section 14(f) Information Statement

        The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Health Grades board of directors, other than at a meeting of the Health Grades' stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Litigation

        On July 30, 2010, a putative stockholder class action suit styled as Reginald W. Harris v. Vestar Capital Partners V, L.P., et al., Case No. 10-cv-3627 was filed in the District Court of Colorado in Jefferson County against Health Grades' Chief Executive Officer and Chairman of the Board and the other members of the Board (the "Individual Defendants"), Health Grades, and Vestar. The complaint generally alleges that the Individual Defendants breached their fiduciary duties by failing to maximize stockholder value in negotiating and approving the Merger Agreement. In that regard, the complaint includes, among other things, allegations that the consideration to be received by Health Grades' stockholders is unfair and inadequate; that the proposed transaction employs a process which is unfair and inadequate and which has not been designed to maximize stockholder value; that the Merger Agreement includes inappropriate "no shop," "standstill," and termination fee provisions; that the defendants are attempting to circumvent the requirement of a stockholder vote through a "Top Up Option", that the Board may consider alternatives to the transaction but only under a limited set of circumstances, and that the combined effect of these provisions is to foreclose potential alternative bidders. The complaint also alleges that Vestar aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining the Merger, rescinding the Merger, unspecified damages, and payment of plaintiff's attorney's costs and fees. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(A) hereto.

        On August 4, 2010, another putative stockholder class action suit styled as Medford Bragg v. Kerry R. Hicks, et al., Case No. 10-cv-3705 was filed in the District Court of Colorado in Jefferson County against the Individual Defendants, Health Grades, and Vestar. The complaint generally alleges that Vestar and Heath Grades breached their fiduciary duties by engaging in unfair business practices and self-dealing in the process of negotiating and entering the Merger Agreement. In that regard, the complaint includes, among other things, allegations that the consideration to be received by Health Grades' stockholders is unfair and inadequate; that the proposed transaction employs a process which is unfair and inadequate and which has not been designed to maximize stockholder value; that the Merger Agreement includes inappropriate "no shop," "standstill," and termination fee provisions; that the defendants are attempting to circumvent the requirement of a stockholder vote through a "Top Up Option", that the Board may consider alternatives to the transaction but only under a limited set of circumstances, and that the combined effect of these provisions is to foreclose potential alternative bidders, and that the Board failed to disclose material facts in connection with the Merger. The complaint also alleges that Vestar aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining the Merger and/or changing the terms of the Merger, rescinding the Merger, unspecified damages, and payment of plaintiff's attorney's costs and fees. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(B) hereto.

        Heath Grades, the Board, and Vestar have not yet responded to the complaints. Health Grades, the Board, and Vestar intend to vigorously defend the claims raised in these lawsuits.

Projected Financial Information

        Health Grades does not, as a matter of course, prepare long-range financial projections, and senior management prepares only one-year forecasts in connection with Health Grades' annual budgeting process.

        However, Health Grades' management prepared certain financial projections for 2010-2014 in connection with Vestar's due diligence review of Health Grades (the "Forecast"), and the Forecast was also shared with Citi in connection with its advisory role. The Forecast assumes that Health Grades would be able to grow its business, significantly increase market penetration and successfully develop and introduce new products without experiencing any material challenges, without having to make any meaningful investments, and without facing any significant competition. The projections from the Forecast set forth below are included in this Statement solely because this information was provided to Vestar and to Citi, and not to influence your decision as to whether to tender your Shares in the Offer or because we believe they are material.

        In addition, at the request of the Board after it reviewed the Forecast, Health Grades' management prepared alternative financial projections for 2010-2014 (the "Board Forecast"), and the Board Forecast was also shared with Citi in connection with its advisory role. Compared to the Forecast, the Board Forecast assumes more reasonable revenue growth, and also assumes that Health Grades will face challenges in the form of increased competition from third parties, slower adoption of its products by existing and potential customers and greater expenditures of resources. Management acknowledged that the Forecast would be challenging for Health Grades to achieve and assumed Health Grades would be able to execute nearly flawlessly for the next four and a half years, with few or no new entrants in Health Grades' markets. Management believed, and the Health Grades' Board of Directors agreed, that the Board Forecast more realistically reflects the challenges that Health Grades is likely to face. The projections from the Board Forecast set forth below are included in this Statement solely because this information was provided to Citi, and not to influence your decision as to whether to tender your Shares in the Offer or because we believe they are material.

        The inclusion of the financial projections from the Forecast and the Board Forecast in this Statement should not be regarded as an indication that Health Grades, the Board, Citi or any other recipient of the financial projections considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

        The financial projections are subjective in many respects and reflect numerous judgments, estimates and assumptions that are inherently uncertain, many of which are beyond Health Grades' control, including estimates and assumptions regarding industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Health Grades' business. Important factors that may affect actual results and cause the financial projections not to be accurate include, but are not limited to, risks and uncertainties relating to Health Grades' business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, competition, the protection and enforcement of intellectual property rights and other risks set forth in Health Grades' reports filed with the SEC. In addition, the financial projections do not reflect any events that could affect Health Grades' prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at, the time the financial projections were prepared, including the announcement of the potential acquisition of Health Grades by Parent and Purchaser pursuant to the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The financial projections also cover multiple years and by their nature become subject to greater uncertainty with each successive year. Furthermore, and for the same reasons, the financial projections should not be construed as commentary by Health Grades' management as to how management expects the Company's actual results to compare to research analysts' estimates. There can be no assurance that the financial projections are or will be accurate or that Health Grades' future financial results will not vary, even materially, from the financial projections. None of Health Grades, its affiliates, representatives or agents undertakes any obligation to update or otherwise to revise the financial projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even if any or all of the underlying estimates and assumptions are shown to be in error.

        Set forth below is a summary of the Forecast and the Board Forecast.

 Forecast

($ in Millions)	2010	2011	2012	2013	2014
Total Revenue	$68.0	$88.3	$110.4	$137.8	$172.2
EBITDA	17.3	24.0	33.1	45.6	62.1
EBIT	15.2	22.0	31.1	43.5	59.9
Net Income	9.4	13.7	19.4	27.1	37.3

Board Forecast

($ in Millions)	2010	2011	2012	2013	2014
Total Revenue	$65.5	$81.9	$98.3	$118.0	$141.5
EBITDA	16.1	20.5	25.1	30.7	38.2
EBIT	14.0	18.2	22.6	28.0	35.2
Net Income	8.7	11.4	14.1	17.4	21.9

        The financial projections should be read together with the historical financial statements of Health Grades, which have been filed with the SEC, and the other information regarding Health Grades contained elsewhere in this Statement and the Offer to Purchase. The financial projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, the Public Company Accounting and Oversight Board or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Health Grades' independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability, and accordingly assume no responsibility for them.

        There can be no assurance that any projections will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The financial projections do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your shares in the Offer.

Forward-Looking Statements

        Statements made in this Statement include forward-looking statements of Health Grades that are not historical facts. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. Each of these forward-looking statements involves risks and uncertainties. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the Offer and the Merger. These risks and uncertainties associated with the Offer and the Merger include, among others, uncertainties as to how many of Health Grades' stockholders will tender their shares in the Offer, the risk that competing offers will be made, the possibility that various closing conditions to the Offer or the Merger may not be satisfied or waived, and the risk that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability. Other factors that may cause Health Grades' actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this Statement are discussed in Health Grades' filings with the SEC, including the "Risk Factors" sections of Health Grades' periodic reports on Form 10-K and Form 10-Q filed with the

SEC. Copies of Health Grades' filings with the SEC may be obtained at the "Investor Relations" section of Health Grades' website at www.healthgrades.com or at www.sec.gov. All forward-looking statements in this Statement and the exhibits hereto are qualified in their entirety by this cautionary statement.

Item 9.    Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated August 10, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)
Joint press release issued by Health Grades, Inc. and Vestar Capital Partners V, L.P. on July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex B to the Schedule).
(a)(2)	Letter dated August 10, 2010 to Health Grades stockholders.
(a)(5)(A)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et.al.) (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
(a)(5)(B)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et.al.) (incorporated by reference to Exhibit (a)(6) to the Schedule TO)
(e)(1)
Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of July 27, 2010 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(2)
Amendment No. 1 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of August 9, 2010 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).

Exhibit No.	Document
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(4)
Amended and Restated Certificate of Incorporation of Health Grades, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2001 filed by Health Grades, Inc. with the Securities and Exchange Commission on April 1, 2002).
(e)(5)
Amended and Restated Bylaws of Health Grades, Inc. (incorporated by reference to Exhibit 3.2 to the amendment to the Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004 filed by Health Grades, Inc. with the Securities and Exchange Commission on May 2, 2005).
(e)(6)
Health Grades, Inc. 2006 Equity Compensation Plan as Amended and Restated (incorporated by reference to Exhibit 10.1 to the Form 10-K for the year ended December 31, 2008 filed by Health Grades, Inc. with the Securities and Exchange Commission on March 16, 2009).
(e)(7)
Form of Grant Notice of Restricted Stock Award and Restricted Stock Agreement (incorporated by reference to Exhibit 10.1.2 to the Form 10-K for the year ended December 31, 2006 filed by Health Grades, Inc. with the Securities and Exchange Commission on March 16, 2007).
(e)(8)
Form of Grant Notice of Restricted Stock Award (Performance Shares) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(9)
Form of Amendment to Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(10)
Amended and Restated Employment Agreement by and between Health Grades, Inc. and Kerry R. Hicks, dated July 27, 2010 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(11)
Amended and Restated Confidentiality and Non-Competition Agreement by and between Health Grades, Inc. and Kerry R. Hicks, dated July 27, 2010 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(12)
Amended and Restated Employment Agreement by and between Health Grades, Inc. and David Hicks, dated July 27, 2010 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(e)(13)	Wes Crews Offer of Employment Letter (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed by Health Grades, Inc. with the Securities and Exchange Commission on April 9, 2009).
(e)(14)	Letter Agreement by and between Health Grades, Inc. and Allen Dodge, dated April 5, 2000.
(e)(15)	Letter Agreement amending April 5, 2000 Letter Agreement by and between Health Grades, Inc. and Allen Dodge, dated December 31, 2007.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ALLEN DODGE
Name:	Allen Dodge
Title:	Executive Vice President and Chief Financial Officer
Dated:	August 10, 2010

 Annex A

388 Greenwich Street
New York, NY 10013

July 27, 2010

The Board of Directors
Health Grades, Inc.
500 Golden Ridge Road
Suite 100
Golden, Colorado 80401

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Health Grades, Inc. (the "Company") of the consideration to be received by such holders in the Tender Offer (defined below) and the Merger (defined below), taken together, pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the "Merger Agreement") proposed to be entered into among Mountain Acquisition Corp. (the "Acquiror"), Mountain Merger Sub Corp., a wholly-owned subsidiary of the Acquiror ("Merger Sub"), Mountain Acquisition Holdings, LLC and the Company. As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the "Tender Offer") for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the "Shares") pursuant to which Merger Sub would pay $8.20 per Share in cash for each Share accepted and (ii) following completion of the Tender Offer, Merger Sub would be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") and each issued and outstanding Share (other than Shares already owned by the Acquiror or Merger Sub and Shares owned by holders who exercise dissenter's rights pursuant to the Merger Agreement) would be converted into the right to receive, in cash, the amount paid per Share pursuant to the Tender Offer.

        In arriving at our opinion, we reviewed a draft dated July 27, 2010 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of the Vestar Capital Partners V, L.P. (the "Sponsor", an affiliate of the Acquiror, concerning the business, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company, which were provided to or discussed with us by the management of the Company. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Shares; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

        We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the underlying business decision of the Company to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to the Company's chairman and chief executive officer or any other officers, directors or employees of any parties to the Transaction, or any class of such persons, in itself or relative to the consideration proposed to be paid to holders of Shares in the Transaction. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to the Sponsor and its affiliates and portfolio companies of the Sponsor and its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, without limitation, having acted as sole bookrunner with respect to a $1.8 million equity private placement for Wilton Re Holdings Limited, a portfolio company of an affiliate of the Sponsor, in December 2009 and as lender to the following portfolio companies of the Sponsor or its affiliates in the last 2 years: AZ Electronic Materials (aggregate principal amount $52.2 million) in December 2008; Radiation Therapy Services, Inc. (aggregate principal amount $6.0 million) in February 2008; Validus Holdings Ltd. (aggregate principal amount $80.0 million) in May 2010; and Wilton Re Holdings Limited (aggregate principal amount $40.0 million) in July 2010. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company or portfolio companies of the Sponsor and its affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company and its affiliates and the Sponsor and its affiliates and portfolio companies of the Sponsor and its affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Tender Offer or how such stockholder should vote or act on any matters relating to the proposed Transaction.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received in the proposed Tender Offer and Merger, taken together, by the holders (other than the Acquiror and its affiliates) of Shares is fair, from a financial point of view, to such holders.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX B

HEALTH GRADES, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

        Health Grades, Inc., a Delaware corporation (the "Company," "Health Grades" or "we"), is mailing this Information Statement on or about August 10, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the "Schedule 14D-9") to holders of Health Grades' Common Stock, par value $0.001 per share ("Common Stock").

        The Schedule 14D-9 relates to the tender offer by Mountain Merger Sub Corp., a Delaware corporation ("Purchaser"), and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares ("Shares") of Health Grades' Common Stock at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the "Offer Price"). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on August 10, 2010, and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of Health Grades (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of July 27, 2010 (as amended on August 9, 2010 and from time to time, the "Merger Agreement"), by and among Parent, Purchaser, Mountain Acquisition Holdings, LLC and Health Grades.

        Health Grades is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

        Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled one vote. As of July 27, 2010, there were (a) 28,242,223 Shares issued and outstanding excluding shares of restricted stock, (b) 2,291,972 shares of restricted stock, (c) 3,688,167 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding stock options under the Health Grades, Inc., 2006 Equity Compensation Plan and the Health Grades, Inc., 1996 Equity Compensation Plan, and (d) 125,000 shares of Common Stock issuable upon exercise of a warrant issued by the Company.

 BACKGROUND INFORMATION

        On July 27, 2010, the Company entered into the Merger Agreement with Parent, Purchaser and Mountain Acquisition Holdings, LLC. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the "Merger") under the Delaware General Corporation Law (the "DGCL") in which any remaining Shares of Health Grades not validly tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price (other than treasury Shares, Shares held by Parent, Purchaser or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL), without interest and less any required withholding of taxes. Upon consummation of the proposed Merger, Purchaser will merge with and into Health Grades and will cease to exist, with Health Grades continuing as the surviving corporation.

        There has been no change in control of the Company since the beginning of the Company's last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

        The Merger Agreement provides that upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the "Acceptance Time") and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to designate up to such number of directors on the Board (the "Designees") equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board (giving effect to any increase in the number of directors designated by Parent pursuant to the Merger Agreement) and (ii) a fraction, the numerator of which is the number of Shares then held by Parent and Purchaser, and the denominator of which is the total number of then outstanding Shares. Promptly following a request by Parent, the Company shall take all actions, including all actions required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder, to cause the Designees to be elected or appointed to the Board, including (at the election of Parent) either by increasing the size of the Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the Designees to be elected or appointed to the Board. Additionally, the Merger Agreement provides that from time to time after the Acceptance Time, the Company shall take all action necessary to cause the Designees to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on each committee of the Board to the fullest extent permitted by all applicable Laws, including the rules of the Nasdaq Stock Market, Inc. (the "Nasdaq").

Potential Designees

        Parent has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its Designees, the name, age of the individual as of August 10, 2010, present principal occupation, and employment history during the past five years. Parent has informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167. Purchaser has informed the Company that none of the individuals listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person's property, (iv) has been subject to any judgment, decrees or final order enjoining the person from engaging in any type of business practice or (v) has otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Roger C. Holstein	57	Managing Director of Vestar Capital Partners ("VCP") since January 2007. From June 2006 to December 2006, Mr. Holstein served as a Senior Advisor to VCP. Mr. Holstein has served as Chairman of the board of directors of DynaVox Inc. since its formation in December 2009 and member of the management committee of DynaVox Systems Holdings LLC since October 2006. From May 2005 to June 2006, Mr. Holstein pursued personal endeavors.
Norman W. Alpert	51	Managing Director of VCP since April 1988.
Garrick D. Bernstein	32	Principal of VCP since January 2010. From January 2007 to December 2009, Mr. Bernstein served as a Vice President of VCP. From July 2004 to December 2006, Mr. Bernstein served as an Associate of VCP.
Steven Della Rocca	55	Managing Director and General Counsel of VCP since July 2010. From July 1980 to July 2010, Mr. Della Rocca served as a partner at Latham & Watkins LLP.
Evan Marks	49
		Managing Director of VCP since January 2010. From January 2008 to January 2010, Mr. Marks served as a Principal of VCP. From November 2006 to December 2007, Mr. Marks served as a Senior Advisor to VCP. From December 2003 to April 2006, Mr. Marks served as a Senior Vice President of WebMD Corporation.
Marcos Romaneiro	27	Associate of VCP since April 2010. From July 2006 to March 2010, Mr. Romaneiro served as an Associate of Cerberus Capital Management.

        None of the Designees is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

        We expect that the Designees may assume office at any time following the time at which such Designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. We anticipate that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

CURRENT BOARD OF DIRECTORS

        The Board is presently composed of five members. The terms of each director will expire upon the election and qualification of the directors to be nominated at the next annual meeting of the stockholders.

        The following are brief biographies of each current member of the Board.

        Kerry R. Hicks, age 50, one of our founders, has served as our Chief Executive Officer and as a director since our inception in 1995. He also served as our President from our inception until November 1999 and currently serves as our President since June 2001. We believe that Mr. Hicks' healthcare services business expertise and experience as one of our founders and Chief Executive Officer of the Company gives him the qualifications and skills to serve as director. Kerry R. Hicks and David G. Hicks, one of our Executive Vice Presidents, are brothers.

        Mats Wahlström, age 55, has served as one of our directors since March 2009. Mr. Wahlström is the Senior Advisor to the Chief Executive Officer of Fresenius Medical Care North America, which operates more than 1,800 dialysis clinics in the U.S. He previously served as co-CEO of Fresenius Medical Care North America and President and Chief Executive Officer of Fresenius Medical Services from January 2004 to December 2009. Mr. Wahlström has 26 years of experience in the healthcare field and 24 years of experience in the renal field. Prior to joining Fresenius Medical Care in 2002, he held various positions at Gambro AB in Sweden, including President and Chief Executive Officer of Gambro U.S. and Chief Financial Officer of the Gambro Group. We believe that Mr. Wahlström's operational expertise as an executive in the healthcare field and his financial expertise gives him the qualifications and skills to serve as director.

        Mary Boland, age 53, has served as one of our directors since June 2006. Ms. Boland has served as Senior Vice President, Finance and Distribution—The Americas at Levi Strauss & Company, one of the world's largest brand-name apparel companies, since November 2007; Senior Vice President, Finance and Distribution—North America since November 2006; and served as Vice President and Chief Financial Officer of Levi Strauss & Company North America from March 2006 to November 2006. Ms. Boland served as Vice President and Chief Financial Officer of General Motors North America, a company involved in worldwide development, production and marketing of cars, trucks and parts, from December 2003 to February 2006. We believe that Ms. Boland's financial and business experience, including a diversified background of managing and directing public companies, gives her the qualifications and skills to serve as director.

        Leslie S. Matthews, M.D., age 58, has served as one of our directors since December 1996. Since October 1994, Dr. Matthews has been an orthopaedic surgeon at Greater Chesapeake Orthopaedic Associates, LLC, a physician orthopaedic practice providing a comprehensive range of services, and since 1992, he has been the Chief of Orthopaedic Surgery at Union Memorial Hospital. We believe that Dr. Matthew's medical experience as a practicing orthopaedic surgeon with substantial knowledge regarding the practice of medicine and operational mechanics of hospitals and physician practices, as well as his involvement with the Company since its inception, gives him the qualifications and skills to serve as director.

        John Quattrone, age 58, has served as one of our directors since November 2000. Mr. Quattrone has served in several capacities for General Motors, including Executive Director—Human Resources GM Global Product Operations since June 2009, General Motors Powertrain Vice President—Global Human Resources from January 2006 to May 2009, as General Motors North America Vice President—Human Resources from June 2001 to December 2005 and as General Director of Human Resources for General Motors North America Automotive Operations from 1995 to June 2001. We believe that Mr. Quattrone's business experience, specifically in the human resources field, including substantial experience with compensation policies and practices, gives him the qualifications and skills to serve as director.

 NON-EMPLOYEE DIRECTOR COMPENSATION

        The Company's compensation program for its non-employee directors during 2009 was as follows:

  (i)
  Initial Equity Grant—Upon initial election or appointment to the Board, 20,000 shares of restricted stock issued under the 2006 Health Grades, Inc., Equity Compensation Plan, with 25% vesting on each of the first four anniversaries of the date of grant;

  (ii)
  Annual Retainer Fee—$20,000 cash, paid in quarterly installments; and

  (iii)
  Annual Equity Grant—7,500 shares of restricted stock issued under the 2006 Health Grades, Inc., Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

        In addition to the annual compensation described above, the Audit Committee Chairwoman receives an additional 1,000 shares of restricted stock issued under the 2006 Health Grades, Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

NON-EMPLOYEE DIRECTOR COMPENSATION PAID IN 2009

Name and Principal Position		Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
John Quattrone(3)	2009	20,000	30,375	50,375
Chairman, Compensation Committee
Leslie Matthews, M.D.(4)	2009	20,000	30,375	50,375
Chairman, Nominating Committee
Mary Boland(5)	2009	20,000	34,425	54,425
Chairperson, Audit Committee
Mats Wahlström(6)	2009	20,000	71,375	91,375

(1)
This column represents the amount of cash compensation earned in 2009 for Board service.

(2)
The amounts in the "Stock Awards" column reflect the aggregate grant-date fair value of restricted stock awards ("RSAs") for the year ended December 31, 2009 in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, and are not necessarily an indication of actual realized value of the granted equity awards. For a more detailed discussion on how we calculate the fair value of our RSAs, refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3)
At December 31, 2009, Mr. Quattrone held options to purchase 130,000 shares of Common Stock and 10,000 unvested RSAs.

(4)
At December 31, 2009, Dr. Matthews held 10,000 unvested RSAs.

(5)
At December 31, 2009, Ms. Boland held 16,500 unvested RSAs.

(6)
Mr. Wahlström was appointed to the Board on March 17, 2009. At December 31, 2009, he held 27,500 unvested RSAs.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Other Corporate Governance Documents

        Our Corporate Governance Guidelines, which include guidelines for determining director independence and other matters relating to our corporate governance, are available on our website. In addition, our other corporate governance documents, including the Charter of the Audit Committee, the Charter of the Compensation Committee, the Charter of the Nominating and Corporate Governance Committee and our Code of Conduct, are also available on our website. Stockholders may access these documents on the Investor Relations page of our website at www.healthgrades.com.

Board Independence

        The Board has determined that each of Mary Boland, Leslie Matthews, M.D., John Quattrone and Mats Wahlström is an independent director within the meaning of the rules of the Nasdaq. In addition, the Board has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board is also independent within the meaning of the rules of the Nasdaq and the SEC, including additional requirements relating to Audit Committee members.

        With respect to the independence of Mr. Wahlström, the Board considered his position with Fresenius Medical Care North America, with which we have an agreement that generates approximately $2.0 million in revenue annually. After reviewing the revenues from the agreement compared to our total revenues and the fact that Mr. Wahlström is not involved in any decisions related to the agreement, the Board concluded that he is an independent director.

Board Leadership Structure

        Our President and Chief Executive Officer serves as the Chairman of our Board, without a designated lead director. Our Board believes that our current leadership structure encourages independent director participation and engagement while deriving the benefit of having our Chief Executive Officer also serve as Chairman of the Board. As an individual with the primary responsibility for managing the Company's day-to-day operations, he is best positioned to chair regular Board meetings as we discuss key business and strategic issues. In addition, the structure creates efficiency in the preparation of the meeting agendas and related Board materials because our Chief Executive Officer works more closely with the members of the executive team who prepare the necessary materials. Agendas are prepared with the input of the full Board, allowing for any concerns or risks to be discussed as deemed appropriate.

Risk Oversight

        The Board is actively involved in the oversight and management of risks that could affect the Company. This oversight and management is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full Board retains responsibility for general oversight of risks. The Audit Committee is primarily responsible for overseeing the risk management function, specifically with respect to management's assessment of risk exposures (including risks related to liquidity, credit, operations and regulatory compliance, among others), and the processes in place to monitor and control such exposures. The other committees of the Board consider risks within their areas of responsibility. The Board satisfies their oversight responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Board and Board Committees

        The Board held five meetings during 2009. Each director attended at least 75% of the total meetings of the Board and each committee on which he or she served. Our policy is that Board members attend each annual meeting of stockholders. All members of the Board attended the 2009 annual meeting.

        Our Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

        We have a separately-designated standing audit committee comprised solely of independent Board members. Our Audit Committee members are Ms. Boland (Audit Committee Chairwoman), Mr. Quattrone and Mr. Wahlström. The Audit Committee has sole authority to retain, compensate, terminate, oversee and evaluate the independent auditors, and reviews and approves in advance all audit and non-audit services (other than prohibited non-audit services) performed by the independent auditors. In addition, the Audit Committee reviews and discusses with management and the independent auditors the audited financial statements included in our filings with the SEC; oversees our compliance with legal and regulatory requirements; and meets separately with the independent auditors as often as deemed necessary or appropriate by the Committee. In this regard, the Audit Committee also reviews major issues regarding accounting principles and financial statement presentation, and periodically discusses with management our major financial risk exposures and the steps that management has taken to monitor and control such exposures.

        The Board has determined that Mary Boland is an "audit committee financial expert" as that term is defined in SEC regulations, and that she and all members of our Audit Committee are independent within the meaning of the rules of the Nasdaq.

        The Audit Committee operates pursuant to a written charter, which is available on the Investor Relations page of our website at www.healthgrades.com, and met four times during 2009.

Compensation Committee

        The Compensation Committee is currently comprised of Mr. Quattrone (Chairman), Ms. Boland and Dr. Matthews, each of whom is an independent director. The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate. The Compensation Committee also reviews and recommends to the Board compensation of our Board and committees thereof.

        Kerry Hicks, our Chief Executive Officer, typically recommends annual salary increases for our executive officers, with the exception of David Hicks and himself, to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

        The Compensation Committee operates pursuant to a written charter, which is available on the Investor Relations page of our website at www.healthgrades.com, and met three times during 2009.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is currently comprised of Dr. Matthews (Chairman), Mr. Quattrone and Mr. Wahlström, each of whom is an independent director. The Nominating and Corporate Governance Committee recommends to the Board nominees for election as directors, the responsibilities of the committees of the Board, and each committee's membership; oversees the annual evaluation of the Board and its committees; reviews the adequacy of our Corporate Governance Guidelines; and recommends other corporate governance-related matters for consideration by the Board.

        The Nominating and Corporate Governance Committee operates pursuant to a written charter, which is available on the Investor Relations page our website at www.healthgrades.com, and met one time during 2009.

Consideration of Director Candidates

        Our Nominating and Corporate Governance Committee recommends to the Board candidates for membership on the Board. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee provide that, in considering its recommendations of candidates for nomination, the Committee will seek individuals who evidence strength of character, mature judgment and the ability to work collegially with others. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee also provide that our Board should include directors who collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business. Therefore, in considering whether to nominate a person for election as a director, the Nominating and Corporate Governance Committee will consider the contribution such person can make to the collective competencies of the Board based on such person's background. The manner in which the Nominating and Corporate Governance Committee evaluates potential directors is the same for candidates recommended by stockholders as for candidates recommended by others. The process to identify nominees includes a review of relationships that Board members and executive management have, both directly and indirectly, with qualified individuals. Stockholders may recommend candidates for nomination by giving timely notice to the Corporate Secretary in accordance with our bylaws. In considering any candidate proposed by a stockholder, the Nominating and Corporate Governance Committee will reach a conclusion based on the criteria described above. The Nominating and Corporate Governance Committee may seek additional information regarding the candidate. After full consideration, the stockholder proponent will be notified of the decision of the Nominating and Corporate Governance Committee.

Diversity

        While the Company does not have a formal policy regarding the consideration of diversity in identifying and evaluating potential director candidates, the Nominating and Corporate Governance Committee considers the interplay of a candidate's knowledge, expertise, skills and experience with that of the other members of the Board in order to build a Board that is effective, collegial and responsive to the needs of the Company. We believe this analysis results in a Board that is diverse in knowledge, expertise, skills, experience and viewpoint.

Communications with the Board

        Stockholders and other interested persons may communicate with the Board by writing to the Board of Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or, if the communication is to be directed solely to the independent members of the Board, to Independent Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden,

Colorado 80401. In addition, stockholders and other interested parties may contact our Audit Committee to report complaints about our accounting, internal accounting controls or auditing matters by writing to Audit Committee, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

        Communications to the Board regarding accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other concerns will be addressed as determined by the Board. You can report your concerns to the Board or the Audit Committee anonymously or confidentially. Stockholders also can communicate with our Chairman and CEO, Kerry Hicks, or our Audit Committee Chairwoman, Mary Boland, via e-mail directly from the Investor Relations section of our website at www.healthgrades.com.

Code of Conduct

        We have a Code of Conduct applicable to all of our officers, other employees and directors. Among other things, the Code of Conduct is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosures in periodic reports required to be filed by us; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Conduct provides for the prompt internal reporting of violations of the Code of Conduct to an appropriate person identified in the Code of Conduct and contains provisions regarding accountability for adherence to the Code of Conduct. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by disclosing such matters on our website. A copy of the Code of Conduct is available on the Investor Relations page of our website at www.healthgrades.com.

STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

        The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of July 27, 2010 by (i) each person known to the Company to own beneficially more than five percent of Common Stock, (ii) each of the named executive officers listed in the Summary Compensation Table on page B-16, (iii) each director and (iv) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)
5% Stockholders
FMR LLC(2)	2,782,685	9.1%
Janus Capital Management LLC(3)	1,829,623	6.0%
Named Executive Officers
Kerry R. Hicks(4)	4,417,183	13.7%
David G. Hicks(5)	1,682,955	5.4%
Allen Dodge(6)	804,704	2.6%
Wes Crews	248,960	*
Andrea Pearson	102,000	*
Directors
Leslie S. Matthews, M.D.	135,879	*
John Quattrone(7)	159,666	*
Mary Boland	49,916	*
Mats Wahlström	33,500	*
All directors and executive officers as a group (9 persons)(8)	7,634,763	22.5%

*
Less than one percent.

(1)
Applicable percentage of ownership is based on 30,534,195 shares of Common Stock outstanding on July 27, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and means that the holder has voting or investment power with respect to the subject securities. Shares of Common Stock issuable upon the exercise of stock options exercisable currently or within 60 days of July 27, 2010 (unless otherwise noted) are deemed to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares held jointly with a person's spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder. Unless otherwise provided, the address of all stockholders is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(2)
The information in this note is based solely on a Schedule 13G filed with the SEC on February 16, 2010 by FMR LLC and Edward C. Johnson 3d. FMR LLC has sole dispositive power with respect to 2,782,685 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and a registered investment advisor, beneficially owns 2,782,685 of these shares as a result of acting as an investment adviser to various registered investment companies. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the funds each has sole power to dispose of 2,782,685 shares owned by the funds. The address of each of Fidelity Management & Research Company, FMR LLC and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109.

(3)
This information is based solely upon a Schedule 13G filed with the SEC on February 16, 2010 by Janus Capital Management LLC ("Janus Capital") and its affiliate, Janus Venture Fund. Janus Capital provides investment advice to Janus Venture Fund, an investment company registered under the Investment Act of 1940. Shares beneficially owned include 1,640,185 shares held by Janus Venture Fund and shares held by INTECH Investment Management ("INTECH") and Perkins, Wolf, McDonnell and Company ("Perkins Wolf"). Both INTECH and Perkins Wolf are directly owned by Janus Capital. The address for Janus Capital and Janus Venture Fund is 151 Detroit Street, Denver, Colorado 80206.

(4)
Includes 10,000 shares of Common Stock held by The David G. Hicks Irrevocable Children's Trust and 1,814,823 shares underlying stock options. Does not include 60,000 shares of Common Stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Hicks disclaims beneficial ownership.

(5)
Includes 824,940 shares underlying stock options.

(6)
Includes 580,000 shares underlying stock options.

(7)
Includes 130,000 shares underlying stock options.

(8)
Includes 3,349,763 shares underlying stock options.

EXECUTIVE OFFICERS

        The following table sets forth certain information concerning our current executive officers. The executive officers are elected by our Board to serve for one year or until their successors are duly elected and qualified.

Name	Age	Position
Kerry R. Hicks	50	Chairman, President and Chief Executive Officer
David G. Hicks	52	Executive Vice President
Wes Crews	47	Chief Operating Officer
Allen Dodge	42	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Andrea Pearson	42	Executive Vice President

        Kerry R. Hicks, one of our founders, has served as our Chief Executive Officer and one of our directors since our inception in 1995. He has served as Chairman of the Board since December 2004. He also served as our President from our inception until November 1999 and since March 2002. Kerry R. Hicks and David G. Hicks are brothers.

        David G. Hicks has served as our Executive Vice President since November 1999. He was Senior Vice President of Information Technology from May 1999 to November 1999 and Vice President of Management Information Systems from March 1996 until May 1999. Kerry R. Hicks and David G. Hicks are brothers.

        Wes Crews has served as our Chief Operating Officer since April 2009. Prior to joining us, he was employed with OnTargetjobs, a leading niche job board company that provides online career services, serving as Executive Vice President and General Manager from October 2008 to April 2009, Chief Executive Officer of BioSpace from November 2005 to October 2008, and Chief Executive Officer of Hcareers from January 2008 to October 2008 (BioSpace and Hcareers were business units within OnTargetjobs). From May 2002 to November 2005, he was President and Chief Executive Officer of Infotrieve. Mr. Crews was Chief Operating Officer of The Gale Group, a subsidiary of the Thomson Corporation, from October 1998 to November 2001.

        Allen Dodge has served as our Executive Vice President since July 2006 and as Chief Financial Officer since May 2001. He was Senior Vice President—Finance from May 2001 to July 2006 and Vice President—Finance/Controller from March 2000 to May 2001. He also served as Corporate Controller from September 1997 to March 2000.

        Andrea Pearson has served as our Executive Vice President since December 2009. From December 2008 to December 2009, she served as Senior Vice President of Internet Strategy and Operations. Prior to joining HealthGrades, she was employed with Mapquest.com, serving as Vice President and General Manager at MapQuest.com from 2006 to 2008 and Director and General Manager from 2005 to 2006.

COMPENSATION DISCUSSION AND ANALYSIS

Report of the Compensation Committee

        The Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion and Analysis as disclosed in our proxy statement for our 2010 annual meeting of stockholders. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in such proxy statement. This report was provided by the following independent directors, who comprise the committee:

John J. Quattrone (Chairman)
Mary Boland
Leslie Matthews

Compensation Discussion and Analysis

Overview and History of Our Compensation Program

        The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy, as well as approving executive compensation and equity plan awards. The Compensation Committee Charter is available under Corporate Governance in the Investor Relations section of our website. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate.

        The elements of our executive compensation program include salary, annual cash incentives and equity-based awards. In early 2002, we granted stock options and provided equity purchase opportunities to our executives. At that time, we were not profitable and were seeking to conserve our cash resources. Accordingly, and in light of a continuing expense control program that effectively precluded meaningful salary increases or cash bonuses for executives and led to reductions in our staff, the Compensation Committee determined that option grants and equity purchase opportunities were the best available alternatives for encouraging executives to continue their employment with us and devote the substantial time and effort necessary to further develop our business.

        As a result of these equity grants, from 2003 through 2005 our general executive compensation philosophy was to provide modest salary increases, cash incentives based on the degree of improvement in our performance and no equity compensation. All of the equity awards granted to the majority of our Named Executive Officers ("NEOs") in prior years were completely vested by the end of 2005. As such, during 2006, we issued additional equity grants to address both long-term incentives and retention of these key executives. In light of the passage of time since the 2002 equity awards and our continuing performance and growth, the Compensation Committee determined that it was appropriate to review our compensation philosophy. Following this review, and in conjunction with recommendations provided by an independent compensation consultant from Pearl Meyer & Partners, the Compensation Committee determined in 2006 to make available to our NEOs, as well to other officers to be determined by means of a pool, a significant restricted stock grant. In addition, the Compensation Committee, in 2006, reinstated an annual equity grant program for the NEOs. Each annual equity grant for the NEOs is currently structured to vest over a four year period with a substantial portion of the vesting occurring in years three and four to encourage retention of these executives. For 2009, our NEOs were as follows: Kerry Hicks, President and Chief Executive Officer; Allen Dodge, Executive Vice President and Chief Financial Officer; Wes Crews, Executive Vice President and Chief Operating Officer; Andrea Pearson, Executive Vice President; and David Hicks, Executive Vice President.

        Effective July 1, 2008, we entered into an amended and restated employment agreement with our Chief Executive Officer, Mr. Kerry Hicks. The original employment agreement with Mr. Hicks included a provision for an annual salary increase based solely upon a cost of living adjustment. The principal revision with respect to the amended and restated employment agreement was to modify this provision such that the Board could, as it deemed appropriate, increase Mr. Hicks' salary annually in an amount at its discretion and based upon the Board's analysis of his performance. In addition, effective August 6, 2008, we entered into a confidentiality and noncompetition agreement with Mr. Hicks. We entered into this agreement with Mr. Hicks to more clearly define our current business, extend Mr. Hicks' noncompetition period to a period that is commensurate with, among other things, Mr. Hicks' positions with the Company and his special experience with and knowledge of our business and provide Mr. Hicks with appropriate compensation for his noncompetition and other agreements.

Compensation Objectives

        The goal of our executive compensation program is to create value for our stockholders through a program that addresses both executive performance as well as retention. We design our executive compensation so that an individual's total compensation is directly correlated with the performance of our company and, in some cases, individual performance. Our executive compensation program emphasizes performance-based annual cash incentives because they permit the Compensation Committee to provide incentive to our NEOs, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the Board has set for the Company. In 2009, the principal performance metrics were revenue growth and operating margin. We believe these metrics are the same metrics that are most valued by our stockholders and therefore believe this approach aligns the interest of our NEOs' appropriately with our stockholders.

        We seek to achieve an appropriate mix between cash payments and equity incentive awards in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance and retention. Although we periodically review competitive market compensation, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on such data to determine executive compensation. As evidenced by our decision in 2006 to reinstitute equity grants to our executives, we continuously assess our compensation program in order to respond to and adjust for changes in our company, our performance and the business environment in which we operate.

The Elements of Our Executive Compensation Program

        The elements of our executive compensation program are as follows:

  •
  Base salary

  •
  Annual cash incentive

  •
  Equity-based awards

Base salary

        Base salaries are used to provide a fixed amount of compensation for the executive officer's scope of their responsibilities. The base salaries of Kerry Hicks and David Hicks, who is one of our Executive Vice Presidents, are governed by the terms of employment agreements, and the base salary of Wes Crews, our Chief Operating Officer, is governed by a letter agreement. Salaries for the other NEOs are set at levels commensurate with the executive's scope of responsibilities and effectiveness. Except for David Hicks, whose employment agreement includes a standard cost of living increase, the salaries of the NEOs are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary of these NEOs are based on an evaluation of the individual's performance and level of responsibilities. Our Chief Executive Officer typically recommends annual salary increases for our NEOs, with the exception of David Hicks and himself, to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

Annual cash incentive

        Annual cash incentives are performance-based incentives that are designed to reward annual achievements that are aligned with what we believe are most relevant to our stockholders, Company revenue growth and operating income. Our annual cash incentive program provides additional cash compensation to our NEOs, only if, and to the extent that, performance criteria set by the Compensation Committee are met.

        For 2009, for our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, potential cash incentive was tied to the percentage increase in our 2009 Company revenues over 2008 subject to the achievement of a minimum Company operating margin of 15%. As further described below, an additional incentive was included for the achievement of certain incremental Company operating margin targets. Incentive compensation for David Hicks and Andrea Pearson were principally tied to the performance of their respective business units.

        Executives are also eligible for an additional discretionary bonus determined by the Compensation Committee based upon each executive's individual performance. Typically at the beginning of each year an annual discretionary pool is set that can be utilized for any employee, including our NEOs. At the end of each year, our Chief Executive Officer, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how this pool should be allocated to the individual employees.

        For our 2009 cash incentive program, our Chief Executive Officer was eligible to receive a bonus of up to 72% of his base salary, if the highest tier was reached for the revenue target as well as the highest tier of the operating margin target, as further described below, but not less than 20% of his base salary, if the lowest tier was reached for the revenue target and only the minimum 15% operating margin target was achieved, as further described below. Our Chief Financial Officer and Chief Operating Officer were eligible to receive a bonus of up to 36% and 34% of their base salaries, respectively, if the highest tier was reached for the revenue target as well as the highest tier of the operating margin target, as further described below, but not less than 7.5% and 7%, respectively, of their base salaries, if the lowest tier was reached for the revenue target and only the minimum 15% operating margin target was achieved as further described below. For our 2009 cash incentive program, our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were eligible to receive the following:

  •
  No payment for the annual revenue target if our actual annual revenue increased less than 20% over 2008 Company annual revenue;

  •
  A payment of approximately 33% for our Chief Executive Officer and 25% for each of the Chief Financial Officer and Chief Operating Officer, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 20% but less than 25% and our operating margin was a minimum of 15%;

  •
  A payment of approximately 42% for our Chief Executive Officer and 42% and 44% for each of the Chief Financial Officer and Chief Operating Officer, respectively, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 25% but less than 30% and our operating margin was a minimum of 15%;

  •
  A payment of approximately 75% for our Chief Executive Officer and 75% and 81% for each of the Chief Financial Officer and Chief Operating Officer, respectively, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 30% but less than 35% and our operating margin was a minimum of 15%; and

  •
  A payment of approximately 100% for each of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 40% and our operating margin was a minimum of 15%.

        For each of the above tiers, each executive officer was also eligible to receive an additional 7.5% of the total actual incentive achieved if our operating margin was equal to or greater than 17.5% and an additional 20% if our operating margin was equal to or greater than 20%. These two thresholds were discrete targets (i.e., not in addition to each other).

        Our targets are set beginning with the lowest target which we believe there is a strong likelihood of achievement up to the highest tier which we believe will be a significant stretch to achieve. We achieved the third tier of the incentive payout in 2009 as well as the highest incremental operating margin target. Total revenue for 2009 was $52.5 million, which was above our third tier revenue target of $51.6 million. In addition, our operating margin was 20%, which was at our highest tier for this additional incentive.

        For David Hicks and Andrea Pearson, our other two NEOs, their incentive potential for the 2009 cash incentive program was tied to the performance of the business units over which they had primary responsibility. For Mr. Hicks, this was our consumer reports business, our advertising revenue derived from the wrongdiagnosis.com website as well as our overall internet business group revenue. Mr. Hicks had the ability to earn a total annual cash incentive of up to 45% of his base salary based upon the revenue performance of these businesses. The majority of Mr. Hicks' annual cash incentive was tied to the performance of our consumer reports business and the advertising revenue derived from the

wrongdiagnosis.com website. For Mr. Hicks to achieve his full incentive payment for this portion of his incentive compensation, total annual revenue in 2009 from these businesses had to exceed annualized fourth quarter 2009 revenue more than 55%. For Ms. Pearson, her principal areas of responsibility were our HealthGrades advertising business, our consumer reports business as well as our strategic health solutions business. Ms. Pearson had the ability to earn a total annual cash incentive of up to 108% of her base salary based upon the revenue performance of these business units. For Ms. Pearson to earn her full incentive payout, revenue growth from each of these businesses had to exceed 20% of our 2009 budgeted revenue amounts.

        The salaries paid and the annual cash incentives awarded to the NEOs in 2009 are shown in the "Summary Compensation Table" presented below.

2010 Compensation

        For 2010, our NEOs received base salary increases of between 6% and 10%. In determining these percentages, the Compensation Committee considered each NEO's 2009 performance and current market conditions for each position. In addition, the Compensation Committee also set annual cash incentive amounts for each NEO. For our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer, the targets were set based upon an increase in total revenue over 2009 as well as certain operating income targets. Our Chief Executive Officer has the ability to earn between 0% and 170% of his base salary and our Chief Operating and Chief Financial Officers each have the ability to earn between 0% and 114% of their base salary with respect to the annual cash incentive amount. In addition, each of our other NEOs have targets based upon revenue increases in each of their respective business units over 2009. Each of our other NEOs has the ability to earn amounts ranging between 0% and 114% of their respective base salaries as an annual cash incentive. We also entered into amended and restated employment agreements with Kerry Hicks and David Hicks, as well as an amended and restated confidentiality and noncompetition agreement with Kerry Hicks, on July 27, 2010. On the same date, we amended the restricted stock award agreements with our named executive officers and made awards of performance-based restricted stock to certain employees, including Andrea Pearson. For more information on these amendments and awards, please see the Schedule 14D-9.

Equity Compensation

        In 2006, the Compensation Committee determined to make available to our NEOs, and to other officers to be determined by means of a pool, a significant restricted stock grant (the "Performance Grant") as both a retention tool as well as a long-term incentive. This Performance Grant will vest solely upon the achievement of substantial performance conditions or upon a change in control, as described below under "Potential Payments upon Separation of Services and Change in Control." In order to implement this program and to retain the flexibility to grant shares of restricted stock, which were not allowed under our previous equity compensation plan, during 2006, the Board adopted, subject to stockholder approval, an amended and restated equity compensation plan. This plan was approved by our stockholders at our annual meeting in July 2006, and some of the awards under the Performance Grant were made on that date.

Post-Termination Compensation

        We have entered into employment agreements with two of our NEOs, including our Chief Executive Officer, who also entered into a noncompetition agreement that may provide certain compensation benefits in the event of termination. Each of these agreements provides for certain payments and other benefits if the executive's employment terminates under certain circumstances, including in the event of a change in control. In addition, two other NEOs also have arrangements that would provide them with certain payments in the event the executive is terminated. See "Potential

Payments upon Separation of Services and Change in Control" and "Employment Agreements" below for a description of these changes in control and severance benefits.

Equity Grant Practices

        We do not currently intend to issue additional stock options to the NEOs. For grants made in prior years, the exercise price of each stock option awarded to our executives under our equity compensation plan was the closing price of our Common Stock on the date of grant, which was typically the date of our annual meeting at which equity awards to senior executives were determined. We currently intend to provide our NEOs with an annual grant of restricted stock. We decided upon restricted stock in lieu of options because we believe that restricted stock more appropriately aligns our NEO's incentives with that of our stockholders. The number of shares as well as vesting provisions are determined by the Compensation Committee. Our equity compensation plan prohibits the repricing of stock options without stockholder approval.

Tax Deductibility of Compensation

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes a $1 million limit on the amount that a public company may deduct for compensation paid to our Chief Executive Officer or any of our four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2009, the grants of restricted stock and the payment of annual cash incentives were designed to satisfy the requirements for deductible compensation.

Perquisites and Other Benefits

        Our NEOs, like our other employees, participate in various employee benefit plans, including medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs; and paid time off. On an annual basis, we contribute a 3% qualified non-elective contribution to the accounts of all employees, including the NEOs, under our retirement savings plan based on base salary up to the maximum allowed under Section 401(a)(17) of the Code.

        For our Chief Executive Officer, we also pay an annual automobile allowance as well as a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit. Also included as other compensation are amounts related to Board approved costs paid by us to improve the security of our Chief Executive Officer's personal residence due to concerns surrounding an individual against whom Mr. Hicks has obtained a Permanent Civil Protection Order, as more fully described in our Annual Report on Form 10-K Part I, Item 3, Legal Proceedings.

        See the table titled "Summary Compensation Table" below for more detail with respect to the amount of these benefits.

Potential Impact on Compensation from Executive Misconduct

        If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board may take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the offending party as it deems appropriate. Discipline could vary depending on the facts and circumstances, and may include terminating employment and seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on any restated financial results. We do not have any agreements or policies that would require such reimbursement. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Accounting for Stock-Based Compensation

        Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the provisions of FASB ASC Topic 718.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

        The following table summarizes the total compensation earned in fiscal years 2009, 2008 and 2007 by each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers in 2009, our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Non- Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Kerry Hicks	2009	400,038	150,000	243,000	203,000	91,723	1,087,761
Chairman, President and	2008	366,000	25,000	174,000	154,093	92,575	811,668
Chief Executive Officer	2007	328,311	40,500	260,400	100,000	56,675	785,886
Allen Dodge	2009	240,000	61,000	89,100	65,223	7,200	462,523
Executive Vice President	2008	213,200	10,000	65,250	31,980	6,396	326,826
and Chief Financial Officer	2007	205,000	3,000	97,650	32,000	6,150	343,800
Wes Crews(5)	2009	167,808	65,000	432,500	47,158	3,750	716,216
Executive Vice President and Chief Operating Officer
Andrea Pearson(6)	2009	185,000	—	142,100	195,000	5,443	527,543
Executive Vice President
David Hicks	2009	238,954	27,000	89,100	98,523	7,169	460,746
Executive Vice President	2008	227,791	—	65,250	34,169	6,834	334,044
	2007	218,400	3,000	97,650	32,000	6,550	357,600

(1)
This column represents discretionary bonuses earned by our NEOs in the respective year and paid in January of the following year. In addition, Mr. Crews received a $30,000 bonus as part of his Employment Offer Letter, which was paid in 2009.

(2)
The amounts in the "Stock Awards" column reflect the aggregate grant-date fair value of RSAs granted to each NEO in 2009, 2008 and 2007 in accordance with FASB ASC Topic 718, and are not necessarily an indication of actual realized value of the granted equity awards. For a more detailed discussion on how we calculate the fair value of our RSAs, refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3)
This column represents the amounts earned by our NEOs under our annual cash incentive program in the respective year and paid in January of the following fiscal year.

(4)
For all of our NEOs, except our Chief Executive Officer, this column reflects amounts that we contributed to the accounts of the NEOs under our retirement savings plan. For 2009, with respect to our Chief Executive Officer, this column also includes a $15,000 auto allowance, $14,702 related to home security and $50,020 paid by us with respect to a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit.

(5)
Mr. Crews began his employment with us on April 20, 2009. The salary earned by Mr. Crews in 2009 reflects the prorated amount of his annual base salary, based on his period of employment in 2009. Mr. Crews received 100,000 RSAs with performance vesting as part of his Employment Offer Letter. If the highest levels of the performance conditions are achieved, the total award would be valued at $311,000. No amount is included in the "Stock Awards" column related to this grant due to none of the vesting criteria not being considered probable when granted.

(6)
Ms. Pearson began her employment with us in December 2008 as Senior Vice President of Internet Strategy and Operations. She became an executive officer in December 2009 when she was promoted to Executive Vice President.

Grants of Plan-Based Awards in 2009

        The following table provides a summary of grants of plan-based awards made in 2009 to our NEOs.

								All other stock awards: Number of shares of stock or units(4) (#)
		Estimated future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated future Payouts Under Equity Incentive Plan Awards(3)					Grant Date Fair Value of Stock Awards(5) ($)
Name	Grant Date(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Kerry Hicks	12/9/08	0	185,000	323,000
	7/1/09							60,000	(A)	243,000
Allen Dodge	12/9/08	0	60,150	101,400
	7/1/09							22,000	(A)	89,100
Wes Crews	4/20/09		30,000	30,000
	4/20/09	0	42,245	83,836
	5/1/09				0	50,000	100,000			0
	5/1/09							100,000	(A)	311,000
	7/1/09							30,000	(A)	121,500
Andrea Pearson	12/9/08	0	72,000	200,000
	1/1/09							10,000	(A)	20,600
	7/1/09							10,000	(B)	40,500
	7/1/09							20,000	(A)	81,000
David Hicks	12/9/08	0	67,202	108,964
	7/1/09							22,000	(A)	89,100

(1)
All awards were approved by our Compensation Committee on the date of grant.

(2)
Awards represent possible payment under the 2009 Cash Incentive Plan. Payments are based on specified metrics for each individual, as described in the Compensation Discussion and Analysis.

(3)
These columns represent the possible outcomes under Mr. Crews' RSA with performance vesting conditions. At the date of grant, none of the performance vesting criteria was deemed probable. If the highest levels of the performance conditions are achieved, the total award would be valued at

  $311,000. These shares were granted under our 2006 Health Grades, Inc. Equity Compensation Plan. The vesting conditions of this award are as follows:

  25% increments on the achievement of each of the following performance goals:

  •
  Annual revenues of $60 million;

  •
  Annual revenues of $80 million;

  •
  Operating income of $18 million and 30% operating margin;

  •
  Operating income of $25 million and 30% operating margin; and

  •
  Accelerated vesting upon a change in control depending on the number of years after the grant date the change in control occurs and the amount of consideration paid to stockholders in connection therewith.

(4)
This column represents the number of shares of restricted stock granted in 2009 to the NEOs, which were granted under our 2006 Health Grades, Inc. Equity Compensation Plan. These shares vest and become exercisable as stated below:

•
10%, 20%, 30% and 40% on each of the first four anniversaries of the grant date, respectively.

•
25% on each of the first four anniversaries of the grant date.

•
100% upon a change in control.

(5)
Stock awards are shown at their grant date fair value under ACS 718. The grant-date fair value of each RSA is measured based on the closing price of Common Stock on the date of grant. For a more detailed discussion on the valuation of RSAs, refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

Outstanding Equity Awards at 2009 Year-End

        The following table provides a summary of equity awards outstanding at December 31, 2009 for each of our NEOs.

		Option Awards			Stock Awards
Name	Grant Date	Number of Securities Underlying Options Exercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2)		Market Value of Shares or Units of Stock That Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(5) ($)
Kerry Hicks	11/20/2000	260,000	0.625	11/19/2010
	2/9/2001	61,719	0.750	2/8/2011
	2/7/2002	1,493,104	0.100	2/6/2012
	7/24/2006				16,000	(A)	68,640
	7/24/2006							431,348	1,850,483
	7/1/2007				28,000	(A)	120,120
	7/1/2008				36,000	(A)	154,440
	7/1/2009				60,000	(A)	257,400
Allen Dodge	2/7/2002	580,000	0.100	2/6/2012
	7/24/2006				6,000	(A)	25,740
	7/24/2006							100,000	429,000
	7/1/2007				10,500	(A)	45,045
	7/1/2008				13,500	(A)	57,915
	7/1/2009				22,000	(A)	94,380
Wes Crews	5/1/2009				100,000	(A)	429,000
	5/1/2009							100,000	429,000
	7/1/2009				30,000	(A)	128,700
Andrea Pearson	1/1/2009				10,000	(A)	42,900
	7/1/2009				10,000	(B)	42,900
	7/1/2009				20,000	(A)	85,800
David Hicks	11/20/2000	100,000	0.625	11/19/2010
	2/9/2001	24,940	0.750	2/8/2011
	2/7/2002	800,000	0.100	2/6/2012
	7/24/2006				6,000	(A)	25,740
	7/24/2006							115,000	493,350
	7/1/2007				10,500	(A)	45,045
	7/1/2008				13,500	(A)	57,915
	7/1/2009				22,000	(A)	94,380

(1)
All stock option awards are fully vested as of December 31, 2009.

(2)
All stock awards vest and become exercisable as stated below:

•
10%, 20%, 30% and 40% on each of the first four anniversaries of the grant date, respectively.

  •
  25% on each of the first four anniversaries of the grant date.

  •
  100% upon a change in control.

(3)
The market value of the stock awards is based on the closing market price of Common Stock on the Nasdaq as of December 31, 2009, which was $4.29.

(4)
The equity incentive plan awards vest and become exercisable based on certain performance metrics as follows:

Vesting in 25% increments upon achievement of:

•
Annual revenues of $60 million;

•
Annual revenues of $80 million;

•
Operating income of $18 million and 30% operating margin; and

•
Operating income of $25 million and 30% operating margin.

•
Accelerated vesting upon a change in control depending on the number of years after the grant date the change in control occurs and the amount of consideration paid to stockholders in connection therewith.

(5)
The market value of the equity incentive awards assumes all of the performance conditions have been satisfied and is based on the closing market price of Common Stock on the Nasdaq as of December 31, 2009, which was $4.29.

Option Exercises and Stock Vested in 2009

        The following table presents information for the NEOs on stock option exercises and stock awards vested in 2009, including the number of shares acquired upon exercise or vesting and the value realized, before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Kerry Hicks	475,000	587,813	24,000	99,720
Allen Dodge	15,500	74,710	9,000	37,395
Wes Crews	—	—	—	—
Andrea Pearson	—	—	—	—
David Hicks	—	—	9,000	37,395

(1)
The value realized on exercise is calculated as the difference between the closing price of Common Stock underlying the options on the Nasdaq on the date exercised and the applicable exercise price of those options.

(2)
The value realized on vesting is calculated as the closing price on the Nasdaq of Common Stock on the vesting date.

Potential Payments upon Separation of Services or Change in Control

        The following table presents the estimated value of the payments and other benefits that would be provided to each of our NEOs under existing plans and arrangements if the NEO's employment had terminated on December 31, 2009, given the NEO's compensation as of such date and, if applicable, based on our closing stock price on that date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be materially different than the payments described below. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Name	Executive Benefit and Payments Upon Separation	Voluntary Termination ($)	Termination Without Cause ($)	Termination With Cause ($)	Involuntary Termination Without Cause Upon a Change in Control ($)	Disability ($)	Death ($)
Kerry Hicks	Compensation:(1)
	Salary	13,847	613,904	80,520	1,213,961	213,866	13,847
	Incentive Compensation	353,000	353,000	353,000	1,412,000	353,000	353,000
	Long-Term Incentive Compensation:(2)
	RSA	—	—	—	600,600	—	—
	RSA-Performance	—	—	—	1,850,483	—	—
	Common Stock(8)	1,458,600	—	1,458,600	4,375,800	—	—
	Benefits & Perquisites(3)
	Health & Welfare Benefits	—	5,171	—	5,171	—	—
	Accrued Vacation Pay	59,621	59,621	59,621	59,621	59,621	59,621
Allen Dodge	Compensation:(4)
	Salary	8,308	128,308	8,308	128,308	8,308	8,308
	Incentive Compensation	126,223	126,223	126,223	126,223	126,223	126,223
	Long-Term Incentive Compensation:(2)
	RSA	—	—	—	223,080	—	—
	RSA-Performance	—	—	—	429,000	—	—
	Benefits & Perquisites(5)
	Accrued Vacation Pay	35,201	35,201	35,201	35,201	35,201	35,201
Wes Crews	Compensation:(7)
	Salary	8,654	133,654	8,654	133,654	8,654	8,654
	Incentive Compensation	82,158	82,158	82,158	82,158	82,158	82,158
	Long-Term Incentive Compensation:(2)
	RSA	—	—	—	557,700	—	—
	RSA-Performance	—	—	—	214,500	—	—
	Benefits & Perquisites(5)
	Accrued Vacation Pay	8,127	8,127	8,127	8,127	8,127	8,127
Andrea Pearson	Compensation:(6)
	Salary	6,404	6,404	6,404	6,404	6,404	6,404
	Incentive Compensation	195,000	195,000	195,000	195,000	195,000	195,000
	Long-Term Incentive
	Compensation:(2)
	RSA	—	—	—	171,600	—	—
	Benefits & Perquisites(5)
	Accrued Vacation Pay	9,250	9,250	9,250	9,250	9,250	9,250

Name	Executive Benefit and Payments Upon Separation	Voluntary Termination ($)	Termination Without Cause ($)	Termination With Cause ($)	Involuntary Termination Without Cause Upon a Change in Control ($)	Disability ($)	Death ($)
David Hicks	Compensation:(1)
	Salary	8,271	287,051	48,097	725,133	127,748	8,271
	Incentive Compensation	125,523	125,523	125,523	502,092	125,523	125,523
	Long-Term Incentive Compensation:(2)
	RSA	—	—	—	223,080	—	—
	RSA-Performance	—	—	—	493,350	—	—
	Benefits & Perquisites(3)
	Health & Welfare Benefits	—	8,095	—	8,095	—	—
	Accrued Vacation Pay	17,827	17,827	17,827	17,827	17,827	17,827

(1)
This amount represents the base salary and incentive compensation due to the NEO under the employment agreement between us and the NEO. The salary component payment depends upon the type of separation event (e.g., Termination Without Cause Upon a Change in Control, Termination With Cause, Voluntary Termination) and varies from a minimum amount upon Voluntary Termination (which represents accrued salary as of December 31, 2009 related to 2009 service which had not been paid as of December 31, 2009) to a maximum of 300% of base salary upon Termination Without Cause Upon a Change in Control. The incentive compensation component is dependent upon the type of event and varies from a minimum amount (which represents the accrued incentive compensation as of December 31, 2009 related to 2009 service which had not been paid as of December 31, 2009) to a maximum of 300% of the accrued incentive compensation.

(2)
RSA represents the value of the time-based vesting shares that would become vested upon a change in control, valued as of December 31, 2009. The performance restricted stock award ("RSA—Performance") represents the value of the performance vesting shares that would become vested upon a change in control as of December 31, 2009. All of the RSAs, both time-based and performance, vest upon a change in control, regardless of whether or not the NEO is terminated, with the exception of Mr. Crews' RSA—Performance, of which 25% will vest if the change in control occurs within six months of the grant date, 50% will vest if it occurs between six months and one year after the grant date, 75% will vest if it occurs between one and two years after the grant date, 100% will vest if it occurs more than two years after the grant date, or 100% will vest if stockholders receive $8.00 or more per share in connection with the change in control transaction. If the NEO terminates his or her employment for any reason other than upon a change in control, all unvested RSAs are forfeited.

(3)
The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2009.

(4)
The salary amount represents the accrued salary for Mr. Dodge for 2009 as of December 31, 2009 that had not been paid as of December 31, 2009 for all separation events with the exception of a Termination Without Cause or a Termination Without Cause Upon a Change in Control. For Termination Without Cause or Termination Without Cause Upon a Change in Control, Mr. Dodge would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2009 (related to 2009 incentive compensation which had not been paid as of December 31, 2009).

(5)
Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2009.

(6)
The salary and incentive compensation amounts represent the amounts accrued for salary and incentive compensation for 2009 service for Ms. Pearson that had not yet been paid as of December 31, 2009. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2009 (related to 2009 incentive compensation that had not been paid as of December 31, 2009).

(7)
The salary amount represents the accrued salary for Mr. Crews for 2009 as of December 31, 2009 that had not been paid as of December 31, 2009 for all separation events with the exception of a Termination Without Cause or a Termination Without Cause Upon a Change in Control. For a Termination Without Cause or Termination Without Cause Upon a Change in Control, Mr. Crews would receive a payment equivalent to three months of his base salary and an additional month's base salary for each month Mr. Crews does not accept an offer of employment, up to a maximum of three additional months' base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2009 (related to 2009 incentive compensation which had not been paid as of December 31, 2009).

(8)
Common Stock represents amounts payable to Mr. Kerry Hicks as part of a confidentiality and noncompetition agreement between the Company and Mr. Hicks, effective August 6, 2008. As consideration for the covenants and agreements contained in the confidentiality and noncompetition agreement, Mr. Hicks is entitled to receive (a) upon a Voluntary Termination or Termination with Cause, 340,000 shares of Common Stock, or the cash equivalent, (b) upon change in control as a result of which separation of service occurs, 1,020,000 shares of Common Stock, or the cash equivalent or (c) upon change in control as a result of which separation of service does not occur, 1,700,000 shares of Common Stock, or the cash equivalent. If a change in control occurred on December 31, 2009, and a separation of service did not occur as a result of such change in control, Mr. Hicks would be entitled to receive 1,700,000 shares with a value of $7,293,000 at December 31, 2009. See "Confidentiality and Noncompetition Agreement" below for further details regarding the agreement.

        For the purposes of the "Potential Payments upon Separation of Services or Change in Control" table above, the following definitions apply:

        Voluntary Termination means resignation by executive from his/her employment with the Company.

        Termination Without Cause means termination of the executive's employment by the Company (or a constructive termination, in the case of Mr. Kerry Hicks and Mr. David Hicks) constituting a separation of service (a) other than due to death, disability, Voluntary Termination or Termination With Cause or (b) upon expiration of the term of any employment agreement as a result of the giving of notice by the Company of its intent not to extend the term of the agreement, if applicable.

        Termination With Cause means (a) any illegal or dishonest conduct which adversely affects or may adversely affect the reputation, goodwill or business position of the Company or which involves Company funds or assets; (b) any intentional or material damage to property or business of the Company; (c) theft, embezzlement or misappropriation of Company property; or (d) the willful failure of employee to carry out his/her duties as an employee of the Company.

        Termination Without Cause Upon Change in Control means any Termination Without Cause that results from a change in control. A change in control is defined as (a) the Company merges with another corporation or other entity and is not the surviving entity; (b) substantially all of the Company's assets are sold to persons or entities not affiliated with the Company; (c) shares of Common Stock are issued or acquired by persons or entities not affiliated with the Company, who, acting as a group, have the voting power to change the composition of the Board; or (d) any other transaction of a similar nature to the foregoing. For purposes of determining whether or not any termination of the executive's employment was upon a change in control, it should be presumed that any termination within twelve months after consummation of any transaction described above was upon a change in control.

Amendments to Restricted Stock Agreements

        On July 27, 2010, prior to the execution of the Merger Agreement, we entered into amendments to the restricted stock agreements with the NEOs to modify the definition of "change in control" in the restricted stock agreements so that a change in control will be deemed to have occurred immediately prior to the Acceptance Time rather than upon the commencement of the Offer, and (ii) restrict the application of the reductions relating to "Excess Parachute Payments" under Section 280G of the Code ("Section 280G") so that such reductions will apply only to those situations in which the reductions will be beneficial to the grantee on an after-tax basis.

Employment Agreements

        Mr. Kerry Hicks is employed by us under an employment agreement that was amended and restated as of August 6, 2008, as amended. The initial term of the agreement is for three years through June 30, 2011. On the third and each successive anniversary of the effective date, the term shall be extended for an additional one-year period unless either party gives notice of its intent not to extend the term. The Compensation Committee determined Mr. Kerry Hicks' 2009 annual salary of $400,038. Our Board may increase, but not decrease, this annual salary at any time during the term of the agreement. In addition, the agreement provides for annual incentive compensation based on performance targets established by our Board.

        Pursuant to the terms of Mr. Kerry Hicks' employment agreement, in the event that Mr. Kerry Hicks is terminated without cause or suffers a constructive termination (as defined in the agreement) and there has been no change in control of the Company, we will pay Mr. Kerry Hicks his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation prorated through the date of termination. In the event Mr. Kerry Hicks is terminated with cause, regardless of whether there has been a change in control, we will pay Mr. Kerry Hicks his base salary for 60 days following such termination. If Mr. Kerry Hicks is terminated without cause or suffers a constructive termination upon a change in control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year and any earned but unpaid salary and incentive compensation prorated through the date of termination.

        In addition, if Mr. Kerry Hicks is terminated without cause or suffers a constructive termination, regardless of whether there has been a change in control, we will provide, at no cost to Mr. Kerry Hicks, coverage for Mr. Kerry Hicks and his dependents (to the extent his dependents were covered under the our medical and dental plans on the separation from service date) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), with respect to medical and dental coverage provided by us to our employees until the earliest of (a) the date Mr. Kerry Hicks is no longer eligible to receive continuation coverage pursuant to COBRA, and (b) six months following the date of termination, provided that Mr. Kerry Hicks actually elects (within the time period required by COBRA) continuation coverage.

        Mr. David Hicks is employed by us under an employment agreement dated as of March 1, 1996, as amended. The agreement is renewable automatically for one-year periods unless either party gives notice of its intent not to extend the term. The agreement provides for Mr. David Hicks to receive an annual base salary of $238,954 for 2009, with cost of living increases for subsequent years. In addition, the agreement provides for annual incentive compensation up to 75% of his base salary based on performance targets established by the Board.

        Pursuant to the terms of Mr. David Hicks' employment agreement, in the event that Mr. David Hicks is terminated without cause or suffers a constructive termination (as defined in the agreement) and there has been no change in control of the Company, we will pay Mr. David Hicks his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event Mr. David Hicks is terminated with cause, regardless of whether there has been a change in control, we will pay Mr. David Hicks his base salary for 60 days following such termination. If Mr. David Hicks is terminated without cause or suffers a constructive termination upon a change in control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year and any earned but unpaid salary and incentive compensation through the date of termination. In addition, if Mr. David Hicks is terminated without cause or suffers a constructive termination, regardless of whether there has been a change in control, we will reimburse him for the cost of his major medical health insurance premiums as in effect at the date of termination for six months following such termination.

        Mr. Dodge has an employment arrangement with the Company that provides for severance in the amount of six months base salary in the event the Company terminates his employment without cause or without cause upon a change in control.

        Mr. Crews has an employment arrangement with the Company that provides for severance in the amount of three months base salary in the event the Company terminates his employment without cause or without cause upon a change in control. An additional month's base salary will be paid for each month that Mr. Crews does not accept an offer of employment, up to a maximum of three additional months' base salary.

Amendments to Kerry Hicks and David Hicks Employment Agreements

        On July 27, 2010, prior to the execution of the Merger Agreement, we entered into an amendment and restatement of each of the employment agreements with Mr. Kerry Hicks and Mr. David Hicks. The amendments (i) delete the provision that would require the reduction of amounts payable to Mr. Kerry Hicks or Mr. David Hicks, as applicable, upon a change in control to the extent such amounts constitute "Excess Parachute Payments" under Section 280G and (ii) delete the requirement that Mr. Kerry Hicks or Mr. David Hicks, as applicable, reimburse us for any amount payable to Mr. Kerry Hicks or Mr. David Hicks, as applicable, upon a change in control that is disallowed by the Internal Revenue Service as a deductible expense of the Company.

Confidentiality and Noncompetition Agreement

        Effective August 6, 2008, Health Grades entered into a confidentiality and noncompetition agreement with Mr. Kerry Hicks. In consideration of the covenants and agreements contained in the confidentiality and noncompetition agreement, Health Grades agreed to compensate Mr. Hicks as follows:

  a)
  Upon a voluntary termination or a termination with cause, we will issue to Mr. Hicks 340,000 shares of Common Stock;

  b)
  Upon a change in control as a result of which a separation of services occurs we will issue Mr. Hicks 1,020,000 shares of Common Stock;

  c)
  If a change in control occurs as a result of which Mr. Hicks remains employed with us or our successor in interest, we will issue Mr. Hicks 1,700,000 shares of Common Stock.

        The principal covenants and agreements contained in the confidentiality and noncompetition agreement are as follows:

  •
  During Mr. Hicks' employment with the Company and for a period of three years following the termination of his employment with the Company for any reason, Mr. Hicks will not, directly or indirectly, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in developing, designing, producing, marketing, selling or rendering of products or services that are substantially similar to those produced, marketed, sold or rendered by the Company.

  •
  For the period commencing on the date of Mr. Hicks' termination and ending two years later, Mr. Hicks will not directly or indirectly, hire or solicit any employee of the Company or encourage any employee to leave for any business whether or not a competitor of the Company.

        On July 27, 2010, we entered into an amendment and restatement of the confidentiality and noncompetition agreement with Mr. Hicks to extend the protection granted to Mr. Hicks under the agreement during a pending change in control and to eliminate the potential for more than one payment to be made to Mr. Hicks under the agreement.

CERTAIN TRANSACTIONS

Indemnification of our Chief Executive Officer

        Since January 1, 2009 through June 30, 2010, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $1,100,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). For a more detailed discussion on this matter, refer to Note 4 to the condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended June 30, 2010.

Other Related Party Transactions

        Mr. Wahlström is the Senior Advisor to the Chief Executive Officer and former co-Chief Executive Officer of Fresenius Medical Care North America ("FMCNA") and former President and Chief Executive Officer of Fresenius Medical Services. The Company provides services to FMCNA pursuant to an Internet Agreement which became effective June 1, 2008. Under this agreement, FMCNA sponsors the physician-quality reports of all practicing nephrologists found on www.healthgrades.com. As consideration for the sponsorship, FMCNA pays the Company approximately $2.0 million annually.

Review, Approval or Ratification of Transactions with Related Parties

        The Company has a Code of Conduct that governs the procedures for approval of any related party transactions. The Audit Committee must review and approve any related party transaction, as defined in Item 404(a) of Regulation S-K, promulgated by the SEC, before it is consummated. The Audit Committee has reviewed and approved the related party transactions listed above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and holders of more than 10% of Common Stock to file reports of ownership of our securities and changes in ownership with the SEC. Based solely on a review of the Section 16(a) reports furnished to us during 2009, we believe that all filings required to be made during 2009 were made on a timely basis, with the following exceptions:

        On July 28, 2009, David Hicks filed a Form 4 reporting four gift transactions, which should have been reported in 2007 and 2008.